Exhibit 2

InterOil Corporation Consolidated Financial Statements (Expressed in United States dollars) Years ended December 31, 2015, 2014 and 2013

InterOil Corporation Consolidated Financial Statements (Expressed in United States dollars)

Table of contents

Management's Report	3

Report of Independent Registered Public Accounting Firm	4

Consolidated Balance Sheets	6

Consolidated Income Statements	7

Consolidated Statements of Comprehensive Income	8

Consolidated Statements of Changes in Equity	9

Consolidated Statements of Cash Flows	10

Notes to the Consolidated Financial Statements	11

Consolidated Financial Statements  INTEROIL CORPORATION   2

InterOil Corporation Consolidated Financial Statements (Expressed in United States dollars)

MANAGEMENT’S REPORT

The management of InterOil Corporation is responsible for the financial information and operating data presented in this Annual Report.

The consolidated financial statements have been prepared by management in accordance with International Financial Reporting Standards. When alternative accounting methods exist, management has chosen those it deems most appropriate in the circumstances. Financial statements are not precise as they include certain amounts based on estimates and judgments. Management has determined such amounts on a reasonable basis in order to ensure that the financial statements are presented fairly, in all material respects. Financial information presented elsewhere in this Annual Report has been prepared on a basis consistent with that in the consolidated financial statements.

InterOil Corporation maintains systems of internal accounting and administrative controls. These systems are designed to provide reasonable assurance that the financial information is relevant, reliable and accurate and that the Company’s assets are properly accounted for and adequately safeguarded.

The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) and applicable Canadian securities laws. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Additionally, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of a change in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management, with the participation of the Company’s Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2015, using the criteria set forth in the framework established by the Committee of Sponsoring Organizations of the Treadway Commission entitled Internal Control — Integrated Framework (2013). Based on this assessment, the Company’s management determined that the Company’s internal control over financial reporting was effective as of December 31, 2015.

The effectiveness of the Company’s internal control over financial reporting as at December 31, 2015 has been audited by PricewaterhouseCoopers, Chartered Accountants, as stated in their report which is located on page 4 of InterOil Corporation’s 2015 Annual Financial Statements.

The Audit and Risk Committee (“the Committee”), appointed by the Board of Directors, is composed of independent non-management directors. The Committee meets regularly with management, as well as the independent auditors, to discuss auditing, internal controls, accounting policy and financial reporting matters. The Committee reviews the annual consolidated financial statements with both management and the independent auditors and reports its findings to the Board of Directors before such statements are approved by the Board of Directors.

The 2015 consolidated financial statements have been audited by PricewaterhouseCoopers, the independent auditors, in accordance with auditing standards issued by the Public Company Accounting Oversight Board (United States), on behalf of the shareholders. PricewaterhouseCoopers has full and free access to the Audit Committee.

/s/ Michael Hession	/s/ Donald Spector
Michael Hession	Donald Spector
Chief Executive Officer	Chief Financial Officer

Consolidated Financial Statements  INTEROIL CORPORATION   3

InterOil Corporation Consolidated Financial Statements (Expressed in United States dollars)

Independent Auditor’s Report

To the Shareholders of InterOil Corporation

We have completed integrated audits of InterOil Corporation’s and its subsidiaries’ December 31, 2015, December 31, 2014 and December 31, 2013 financial statements and their internal control over financial reporting as at December 31, 2015. Our opinions, based on our audits are presented below.

Report on the consolidated financial statements

We have audited the accompanying consolidated financial statements of InterOil Corporation and its subsidiaries, which comprise the consolidated Balance Sheets as at December 31, 2015 and December 31, 2014 and December 31, 2013 and the consolidated Income Statements, consolidated statements of Comprehensive Income, consolidated statements of Changes in Equity and consolidated statements of Cash Flows for the years then ended, and the related notes, which comprise a summary of significant accounting policies and other explanatory information.

Management’s responsibility for the consolidated financial statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. Canadian generally accepted auditing standards also require that we comply with ethical requirements.

An audit involves performing procedures to obtain audit evidence, on a test basis, about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the company’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting principles and policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion on the consolidated financial statements.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of InterOil Corporation and its subsidiaries as at December 31, 2015 and December 31, 2014 and December 31, 2013 and their financial performance and their cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting standards Board.

Report on internal control over financial reporting

We have also audited InterOil Corporation’s and its subsidiaries’ internal control over financial reporting as at December 31, 2015, based on criteria established in Internal Control - Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Management’s responsibility for internal control over financial reporting

Management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in Management Report on page 3 of the Consolidated Financial Statements.

Consolidated Financial Statements  INTEROIL CORPORATION   4

InterOil Corporation Consolidated Financial Statements (Expressed in United States dollars)

Auditor’s responsibility

Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control, based on the assessed risk, and performing such other procedures as we consider necessary in the circumstances.

We believe that our audit provides a reasonable basis for our audit opinion on the company’s internal control over financial reporting.

Definition of internal control over financial reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Inherent limitations

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

Opinion

In our opinion, InterOil Corporation and its subsidiaries maintained, in all material respects, effective internal control over financial reporting as at December 31, 2015, based on criteria established in Internal Control - Integrated Framework (2013) issued by COSO.

PricewaterhouseCoopers

Chartered Accountants

Sydney, Australia

March 30, 2016

Consolidated Financial Statements  INTEROIL CORPORATION   5

InterOil Corporation Consolidated Balance Sheets (Expressed in United States dollars)

	As at
	December 31,	December 31,	December 31,
	2015	2014	2013
	$	$	$

Assets
Current assets:
Cash and cash equivalents (note 5)	33,069,122	393,405,198	61,966,539
Cash restricted (note 7)	7,966,601	7,959,859	36,149,544
Trade and other receivables (note 8)	608,838,604	566,362,745	98,638,110
Other current assets	2,222,952	2,742,316	1,054,847
Inventories	-	-	158,119,181
Assets classified as held for sale (note 9)	6,701,472	-	-
Prepaid expenses	1,627,003	2,312,626	8,125,270
Total current assets	660,425,754	972,782,744	364,053,491
Non-current assets:
Cash restricted (note 7)	228,286	341,274	17,065,000
Plant and equipment (note 10)	4,223,335	12,263,365	244,383,962
Exploration and evaluation assets (note 11)	501,724,126	325,041,973	584,807,023
Deferred tax assets (note 12)	-	-	48,230,688
Other non-current receivables (note 16)	24,793,218	29,700,534	29,700,534
Investments accounted for using the equity method (note 23)	-	-	17,557,838
Total non-current assets	530,968,965	367,347,146	941,745,045
Total assets	1,191,394,719	1,340,129,890	1,305,798,536
Liabilities and shareholders' equity
Current liabilities:
Trade and other payables (note 13)	172,119,677	139,716,105	134,027,347
Income tax payable (note 12)	2,014,414	1,809,742	17,087,974
Derivative financial instruments	-	-	1,869,253
Working capital facilities	-	-	36,379,031
Unsecured loan and current portion of secured loans (note 14)	130,000,000	-	134,775,077
Indirect participation interest (note 15)	-	7,449,409	12,097,363
2.75% convertible notes liability (note 18)	-	66,501,994	-
Total current liabilities	304,134,091	215,477,250	336,236,045
Non-current liabilities:
Secured loans (note 14)	-	-	65,681,425
2.75% convertible notes liability (note 18)	-	-	62,662,628
Indirect participation interest (note 15)	7,449,409	-	7,449,409
Other non-current liabilities (note 16)	80,138,254	96,000,000	96,000,000
Asset retirement obligations	-	-	4,948,017
Total non-current liabilities	87,587,663	96,000,000	236,741,479
Total liabilities	391,721,754	311,477,250	572,977,524
Equity:
Equity attributable to owners of InterOil Corporation:
Share capital (note 17)	1,000,358,320	991,693,780	953,882,273
Authorized - unlimited
Issued and outstanding - 49,572,811
(Dec 31, 2014 - 49,414,801)
(Dec 31, 2013 - 49,217,242)
2.75% convertible notes (note 18)	-	14,297,627	14,297,627
Contributed surplus	36,880,264	18,270,837	26,418,658
Accumulated Other Comprehensive Income	-	-	4,541,913
Accumulated (deficit)/earnings	(237,565,619)	4,390,396	(266,319,459)
Total equity attributable to owners of InterOil Corporation	799,672,965	1,028,652,640	732,821,012
Total liabilities and equity	1,191,394,719	1,340,129,890	1,305,798,536

See accompanying notes to the consolidated financial statements

Consolidated Financial Statements  INTEROIL CORPORATION   6

InterOil Corporation Consolidated Income Statements (Expressed in United States dollars)

	Year ended
	December 31,	December 31,	December 31,
	2015	2014	2013
	$	$	$

Revenue
Interest revenue (note 20)	19,663,884	1,990,941	70,675
Other revenue	3,418,674	11,167,960	2,691,807
	23,082,558	13,158,901	2,762,482

Administrative and general expenses	(42,717,996)	(39,244,509)	(19,165,214)
Derivative losses	-	-	(146,100)
Legal and professional fees	(3,747,415)	(14,090,903)	(9,801,024)
Exploration costs, excluding exploration impairment (note 11)	(121,829,502)	(34,529,478)	(18,793,902)
Exploration impairment (note 11)	(78,235,581)	-	-
Finance costs (note 21)	(18,091,942)	(29,987,061)	(13,126,688)
Depreciation and amortization (note 10)	(525,612)	(3,628,158)	(5,733,144)
Gain on conveyance of exploration and evaluation assets (note 11)	-	340,540,011	500,071
Gain on available-for-sale investment	-	-	3,719,907
Foreign exchange gains/(losses)	1,138,892	4,420,795	(467,322)
Share of net (loss)/profit of joint venture partnership accounted for using the equity method (note 23)	-	(17,557,838)	2,275,090
	(264,009,156)	205,922,859	(60,738,326)
(Loss)/profit from continuing operations before income taxes	(240,926,598)	219,081,760	(57,975,844)

Income taxes
Current tax expense (note 12)	(1,029,417)	(562,024)	(717,238)
Deferred tax expense (note 12)	-	(557,406)	(222,981)
	(1,029,417)	(1,119,430)	(940,219)

(Loss)/profit for the period from continuing operations	(241,956,015)	217,962,330	(58,916,063)

Profit for the period from discontinued operations, net of tax (attibutable to owners of InterOil Corporation)	-	71,802,969	18,558,116
(Loss)/profit for the period	(241,956,015)	289,765,299	(40,357,947)

(Loss)/profit is attributable to:
Owners of InterOil Corporation	(241,956,015)	289,765,299	(40,357,947)
	(241,956,015)	289,765,299	(40,357,947)

(Loss)/earnings per share from continuing and discontinued operations attributable to owners of InterOil Corporation during the period
Basic (loss)/earnings per share
From continuing operations	(4.89)	4.39	(1.21)
From discontinued operations	-	1.45	0.38
From (loss)/profit for the period	(4.89)	5.84	(0.83)
Diluted (loss)/earnings per share
From continuing operations	(4.89)	4.38	(1.21)
From discontinued operations	-	1.44	0.38
From (loss)/profit for the period	(4.89)	5.82	(0.83)
Weighted average number of common shares outstanding
Basic (Expressed in number of common shares) (note 22)	49,517,842	49,619,048	48,793,986
Diluted (Expressed in number of common shares) (note 22)	49,517,842	49,728,216	48,793,986

See accompanying notes to the consolidated financial statements

Consolidated Financial Statements  INTEROIL CORPORATION   7

InterOil Corporation Consolidated Statements of Comprehensive Income (Expressed in United States dollars)

	Year ended
	December 31,	December 31,	December 31,
	2015	2014	2013
	$	$	$

(Loss)/profit for the period	(241,956,015)	289,765,299	(40,357,947)

Other comprehensive loss:
Items that may be reclassified to profit or loss:
Exchange loss on translation of foreign operations, net of tax	-	(3,141,715)	(20,245,215)
Reclassification of exchange gains on previously held foreign operations, net of tax	-	(1,400,198)	-
Loss on available-for-sale financial assets, net of tax	-	-	(245,825)
Other comprehensive loss for the period, net of tax	-	(4,541,913)	(20,491,040)
Total comprehensive (loss)/income for the period	(241,956,015)	285,223,386	(60,848,987)

Total comprehensive (loss)/income for the period is attributable to:
Owners of InterOil Corporation	(241,956,015)	285,223,386	(60,848,987)
	(241,956,015)	285,223,386	(60,848,987)

See accompanying notes to the consolidated financial statements

Consolidated Financial Statements  INTEROIL CORPORATION   8

InterOil Corporation Consolidated Statements of Changes in Equity (Expressed in United States dollars)

	Year ended
	December 31,	December 31,	December 31,
	2015	2014	2013
Transactions with owners as owners:	$	$	$
Share capital
At beginning of year	991,693,780	953,882,273	928,659,756
Issue of capital stock (note 17)	8,664,540	52,432,299	25,222,517
Share buyback (note 17)	-	(14,620,792)	-
At end of year	1,000,358,320	991,693,780	953,882,273
2.75% convertible notes
At beginning of year	14,297,627	14,297,627	14,298,036
Transfer of balance to contributed surplus after redemption (note 18)	(14,297,627)	-	-
Conversion of convertible notes during the year (note 18)	-	-	(409)
At end of year	-	14,297,627	14,297,627
Contributed surplus
At beginning of year	18,270,837	26,418,658	21,876,853
Fair value of options and restricted stock transferred to share capital	(9,055,299)	(9,732,565)	(12,380,121)
Stock compensation expense	13,367,099	9,662,402	4,770,971
Gain on conversion of 2.75% convertible notes	-	-	75
Share buyback	-	(8,077,658)	-
Redemption of convertible notes (note 18)	14,297,627	-	-
Waiver of all remaining IPI conversion options (note 15)	-	-	12,150,880
At end of year	36,880,264	18,270,837	26,418,658
Accumulated Other Comprehensive Income
Foreign currency translation reserve
At beginning of year	-	4,541,913	24,787,128
Foreign currency translation movement for the period, net of tax	-	(3,141,715)	(20,245,215)
Reclassification of exchange gains on previously held foreign operations, net of tax	-	(1,400,198)	-
Foreign currency translation reserve at end of year	-	-	4,541,913
Gain/(loss) on available-for-sale financial assets
At beginning of year	-	-	245,825
Loss on available-for-sale financial assets as a result of foreign currency translation, net of tax	-	-	(277,553)
Loss on revaluation of available-for-sale financial assets, net of tax	-	-	(203,977)
Gain on disposal of available-for-sale financial assets, net of tax	-	-	235,705
Loss on available-for-sale financial assets at end of year	-	-	-
Accumulated other comprehensive income at end of year	-	-	4,541,913
Conversion options
At beginning of year	-	-	12,150,880
Transfer of balance to contributed surplus (note 15)	-	-	(12,150,880)
At end of year	-	-	-
Accumulated (deficit)/earnings
At beginning of year	4,390,396	(266,319,459)	(225,961,512)
Net (loss)/profit for the period	(241,956,015)	289,765,299	(40,357,947)
Share buyback	-	(19,055,444)	-
At end of year	(237,565,619)	4,390,396	(266,319,459)
Total InterOil Corporation shareholders' equity at end of year	799,672,965	1,028,652,640	732,821,012

See accompanying notes to the consolidated financial statements

Consolidated Financial Statements  INTEROIL CORPORATION   9

InterOil Corporation Consolidated Statements of Cash Flows (Expressed in United States dollars)

	Year ended
	December 31,	December 31,	December 31,
	2015	2014	2013
	$	$	$

Cash flows generated from/(used in):

Operating activities
Net (loss)/profit for the period	(241,956,015)	289,765,299	(40,357,947)
Adjustments for non-cash and non-operating transactions
Depreciation and amortization	525,612	12,273,860	23,411,336
Deferred tax	-	1,876,959	15,295,770
Impairment of exploration and evaluation assets	78,235,581	620,155	-
Impairment of property, plant and equipment	356,071	-	-
Gain on conveyance of exploration assets	-	(340,540,011)	(500,071)
Gain on sale of subsidiaries	-	(49,537,443)	-
Accretion of convertible notes liability	3,496,008	3,839,366	3,617,760
Amortization of deferred financing costs	-	8,323,575	4,589,536
Timing difference between derivatives recognized and settled	-	373,697	2,103,175
Stock compensation expense, including restricted stock	9,821,111	9,662,402	4,770,970
Inventory write down	-	3,947,006	-
Accretion of asset retirement obligation liability	-	192,282	356,830
Accretion of receivable from Total S.A. (note 8)	(44,290,061)	(24,826,440)	-
Adjustment to carrying amount of receivable from Total S.A. (note 8)	25,878,655	24,206,783	-
Accounts receivable provision and write down	-	1,709,139	-
Non-cash settlement on PNGEI buyback	-	-	6,837,000
Gain on conversion of convertible notes	-	-	(500)
Gain on Flex LNG investment	-	-	(3,719,907)
Share of net loss of joint venture partnership accounted for
using the equity method	-	17,557,838	(2,275,090)
Unrealized foreign exchange gain	-	(1,403,197)	(352,348)
Change in operating working capital
Decrease/(increase) in trade and other receivables	742,114	(65,585,657)	(21,273,999)
Decrease in other current assets and prepaid expenses	1,204,985	483,658	170,092
Decrease in inventories	-	8,275,985	30,610,288
Increase in trade and other payables	65,736,005	17,579,089	47,360,333
Net cash (used in)/generated from operating activities	(100,249,934)	(81,205,655)	70,643,228

Investing activities
Expenditure on exploration and evaluation assets net of JV contributions (note 11)	(250,665,657)	(327,760,499)	(98,343,416)
Expenditure on plant and equipment	(2,856,856)	(11,674,329)	(25,951,297)
Proceeds from disposal of plant and equipment	3,080,002	-	-
Proceeds from Total for interest in PRL 15 (note 11)	-	401,338,497	-
Proceeds from disposal of Flex LNG Ltd shares, net of transaction costs	-	-	7,778,258
Decrease/(increase) in restricted cash held as security on borrowings	106,246	44,913,411	(4,203,450)
Proceeds from sale of subsidiaries, net of transaction costs, settlement of intercompany debt and cash and cash equivalents disposed of	-	427,985,105	-
Change in non-operating working capital
(Increase)/decrease in trade and other receivables	(39,297,663)	-	5,000,000
(Decrease)/increase in trade and other payables	(30,454,214)	105,334,004	(17,744,539)
Net cash (used in)/generated from investing activities	(320,088,142)	640,136,189	(133,464,444)

Financing activities
Repayments to Mitsui for Condensate Stripping Plant	-	-	(34,375,748)
Repayments of Westpac secured loan	-	-	(12,857,000)
Proceeds from drawdown of BSP and Westpac secured facility,net of transaction costs	-	-	33,835,101
Repayments of BSP and Westpac secured facility	-	(24,780,077)	(11,070,578)
Proceeds from drawdown of Credit Suisse secured facility, net of transaction costs	130,000,000	50,000,000	93,042,488
Repayment of Credit Suisse secured facility	-	(150,000,000)	-
Proceeds from Pacific Rubiales Energy for interest in PPL237	-	-	73,600,000
Proceeds from/(repayments of) working capital facility	-	20,855,406	(57,911,448)
Repayments of ANZ, BSP & BNP syndicated loan	-	(84,000,000)	(16,000,000)
Proceeds from issue of common shares, net of transaction costs	-	2,186,690	6,839,930
Payment on share buyback	-	(41,753,894)	-
Payment on redemption of convertible notes	(69,998,000)	-	(1,546)
Net cash generated from/(used in) financing activities	60,002,000	(227,491,875)	75,101,199

(Decrease)/increase in cash and cash equivalents	(360,336,076)	331,438,659	12,279,983
Cash and cash equivalents, beginning of period	393,405,198	61,966,539	49,720,680
Exchange losses on cash and cash equivalents	-	-	(34,124)
Cash and cash equivalents, end of period	33,069,122	393,405,198	61,966,539
Comprising of:
Cash on Deposit	33,069,122	61,073,191	31,738,440
Short Term Deposits	-	332,332,007	30,228,099
Total cash and cash equivalents, end of period	33,069,122	393,405,198	61,966,539

See accompanying notes to the consolidated financial statements

Consolidated Financial Statements  INTEROIL CORPORATION   10

InterOil Corporation Notes to Consolidated Financial Statements (Expressed in United States dollars)

1.	General information

InterOil Corporation (the "Company" or "InterOil") is a publicly traded, independent oil and gas business with a sole focus on Papua New Guinea (“PNG”). The Company is incorporated and domiciled in Canada and was continued under the Business Corporations Act (Yukon Territory) on August 24, 2007. The address of its registered office is Suite 300-204 Black Street, Whitehorse, Yukon, Canada.

These consolidated financial statements were approved by the Directors for issue on March 30, 2016. The Board of Directors have the power to amend and reissue these financial statements.

2.	Significant accounting policies

The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

(a)	Basis of preparation

The consolidated financial statements of the Company have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board. The consolidated financial statements for the year ended December 31, 2015 have been prepared under the historical cost convention, except for derivative financial instruments and available-for-sale investments which are measured at fair value.

The preparation of financial statements requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Company’s accounting policies. Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. The Company makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are addressed below.

-	Environmental remediation: Remediation costs are accrued based on estimates of known environmental remediation exposure. Ongoing environmental compliance costs, including maintenance and monitoring costs, are expensed as incurred. Provisions are determined on an assessment of current costs, current legal requirements and current technology. Changes in estimates are dealt with on a prospective basis. The Company currently does not have any amounts accrued for environmental remediation obligations as current legislation does not require it and the Company’s current environmental footprint is minimal. This assumption will be reassessed in future periods as the Petroleum Retention License (“PRL”) 15 license development progresses with the final investment decision on the Elk-Antelope liquefied natural gas joint venture project operated by a subsidiary of Total S.A. (“Total”), being Total E&P PNG Limited, on behalf of the PRL 15 joint venture, which includes Total, certain Oil Search Limited subsidiaries (“Oil Search”) and InterOil (“the Papua LNG project”). Future legislative action and regulatory initiatives could result in changes to the Company’s operating permits which may result in increased capital expenditures and operating costs.

-	Share-based payments: The fair value of stock options at grant date is determined using a Black-Scholes option pricing model that takes into account the exercise price, the terms of the option, the vesting criteria, the share price at grant date, expected price volatility of the underlying share, the expected yield and risk-free interest rate for the term of the option. Upon exercise of options, the balance of the contributed surplus relating to those options is transferred to share capital.

The fair value of restricted stock on grant date is the market value of the stock. The Company uses the fair value based method to account for employee stock based compensation benefits. Under the fair value based method, compensation expense is measured at fair value at the date of grant for both share options and restricted stock units, and is expensed over the award's vesting period. The Company has not used a forfeiture rate as the assumption is for a 100% vesting of the granted options, however, if the options are forfeited prior to vesting, then any amounts expensed in relation to those forfeited shares are reversed. The Company has not issued any stock options to employees since April 2014.

-	Exploration and evaluation assets: The Company uses the successful-efforts method to account for its oil and gas exploration and development activities. Under this method, costs are accumulated on a field-by-field basis with certain exploratory expenditures and exploratory dry holes being expensed as incurred. The Company continues to carry as an asset the cost of drilling exploratory wells if the required capital expenditure is made and drilling of additional exploratory wells is underway or firmly planned for the near future, or when exploration and evaluation activities have not yet reached a stage to allow reasonable assessment regarding the existence of economical reserves. Capitalized costs for producing wells will be subject to depletion using the units-of-production method.

Consolidated Financial Statements  INTEROIL CORPORATION   11

InterOil Corporation Notes to Consolidated Financial Statements (Expressed in United States dollars)

2.	Significant accounting policies (cont’d)

Geological and geophysical costs are expensed as incurred, except when they have been incurred to facilitate production techniques, to increase total recoverability and to determine the desirability of drilling additional development wells within an area in which there has been a discovery of resources. Geological and geophysical costs capitalized would be included as part of the cost of producing wells and be subject to depletion using the units-of-production method. If the Company’s plans change or the Company adjusts the estimates in future periods, a reduction in the Company’s exploration and evaluation assets will result in a corresponding increase in the amount of our exploration expenses.

The conveyance accounting for the share sale agreement, signed on March 26, 2014, under which Total acquired through the purchase of all shares in a wholly owned subsidiary of InterOil, a gross 40.1275% interest in PRL 15, which contains the Elk and Antelope gas fields (“Total SSA”), was initially accounted for in the year ended December 31, 2014. This recognized the interim resource certification payments expected in addition to the completion payment that was received from Total during the 2014 fiscal year. The interim resource certification was estimated based on a resource certification provided by Gaffney Cline & Associates (“GCA”), which certified a best case scenario of 7.1 trillion standard cubic feet equivalent (“tcfe”) of natural gas and natural gas liquids in the Elk and Antelope fields. GCA is a recognized certifier under the Total SSA. The certification payment under the Total SSA will vary based on the resources certified as part of the interim resources certification process.

-	Impairment of Long-Lived Assets: The Company is required to review the carrying value of all property, plant and equipment, including the carrying value of exploration and evaluation assets, and goodwill for potential impairment. The Company tests long-lived assets for recoverability whenever events or changes in circumstances indicate that its carrying amount may not be recoverable by the future discounted cash flows. Due to the significant subjectivity of the assumptions used to test for recoverability and to determine fair value, changes in market conditions could result in significant impairment charges in the future, thus affecting the Company’s earnings. The Company’s impairment evaluations are based on assumptions that are consistent with the Company’s business plans.

(b)	Statement on liquidity, capital resources and capital requirements

These consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and settlement of liabilities in the normal course of business as they become due.

The net current assets as at December 31, 2015 amounted to $356.3 million compared to $757.3 million as at December 31, 2014 and $27.8 million as at December 31, 2013. The Company has cash, cash equivalents and cash restricted of $41.3 million as at December 31, 2015 (December 2014 - $401.7 million, December 2013 - $115.2 million), of which $8.2 million is restricted (December 2014 - $8.3 million, December 2013 - $53.2 million).

The Company’s primary use of capital resources has been the exploration and development activities. The Company has to execute exploration activities within a set timeframe to meet the minimum license commitments in relation to the Company’s Petroleum Prospecting Licenses (“PPLs”) and Petroleum Retention Licenses (“PRLs”). Refer to note 25 for further information on these commitments. Subject to meeting the license commitment requirements, the Company’s capital expenditure can be accelerated or decelerated at its discretion.

The Company is expecting interim resource certification over Elk and Antelope fields to be completed in mid-2016, following which the Company will receive the interim resource certification payment under the Total SSA. This interim certification is currently estimated using a certification provided by GCA, which certified a best case scenario of 7.1 tcfe of natural gas and natural gas liquids in the Elk and Antelope fields. The Company believes that existing cash balances, the estimated interim certification proceeds under Total SSA and available credit facilities will be sufficient to settle debt obligations and to facilitate further necessary development of the Elk and Antelope fields, and exploration and appraisal activities that have been planned to meet our license commitments.

The Company believes that the secured financing facility of $300.0 million led by Credit Suisse will enable it to fund operations until the estimated interim certification payment is received. If required, the Company can also raise additional funding through asset sales or extending existing facilities to ensure sufficient cash to be available to further its development plans. The Company is in discussion with its lenders to increase and extend the secured financing facility. Management expects that the Company will be able to secure the necessary financing through one, or a combination of, the aforementioned alternatives.

In addition, in July 2015, the Company filed a short form base shelf prospectus with the Alberta Securities Commission and a corresponding registration statement on Form F-10 with the United States Securities and Exchange Commission (the "SEC") pursuant to the multi-jurisdictional disclosure system. These filings will enable the Company to add financial flexibility in the future and issue, from time to time, up to an aggregate of $1.0 billion of securities in one or more offerings for a period of 25 months from the effective date of the prospectus. These securities may be debt securities, common shares, preferred shares, warrants or a combination thereof.

Consolidated Financial Statements  INTEROIL CORPORATION   12

InterOil Corporation Notes to Consolidated Financial Statements (Expressed in United States dollars)

2.	Significant accounting policies (cont’d)

However, oil and gas exploration and development and liquefaction are capital intensive and the Company’s business plans involve raising capital, which depends on market conditions when raising such capital. Additionally, the Company’s joint venture share of the costs of construction of an LNG plant and other infrastructure associated with the proposed Papua LNG project may amount to billions of dollars and thus exceed the Company’s existing cash balances. No assurances can be given that the Company will be successful in obtaining new capital on terms that are acceptable to the Company, particularly with market volatility.

Accordingly, these consolidated financial statements have been prepared on a going concern basis in the belief that the Company will realize its assets and settle its liabilities and commitments in the normal course of business and for at least the amounts stated, for a period not less than one year from the date of this financial report.

(c)	Accounting policies

The accounting policies followed in these consolidated financial statements are consistent with those of the previous financial year.

(d)	New standards issued but not yet effective

The following new standards have been issued but are not yet effective for the financial year beginning January 1, 2015 and have not been early adopted:

-	IFRS 9 ‘Financial Instruments’ (effective from January 1, 2018): This addresses the classification and measurement of financial assets. The standard is not applicable until January 1, 2018 but is available for early adoption. The Company is yet to assess IFRS 9’s full impact, but does not expect any material changes due to this standard. The Company has not yet decided to early adopt IFRS 9.

-	IFRS 15 ‘Revenue from contracts with customers’ (effective from January 1, 2018): The new standard is based on the principle that revenue is recognized when control of a good or service transfers to a customer, so the notion of control replaces the existing notion of risks and rewards. The Company is evaluating the impact of this standard.

-	IFRS 16 ‘Leases’ (effective from January 1, 2019): The new standard now requires lessees to recognize a lease liability reflecting future lease payments and a ‘right-of-use asset’ for virtually all lease contracts. The standard has an optional exemption for certain short-term leases and leases of low-value assets; however, this exemption can only be applied by lessees. The standard also provides guidance on the definition of a lease (as well as the guidance on the combination and separation of contracts). The Company is evaluating the impact of this standard.

(e)	Principles of consolidation

-	Business combinations: The Company applies the acquisition method to account for business combinations. The consideration transferred for the acquisition of a subsidiary is the fair value of the assets transferred, the liabilities incurred to the former owners of the acquiree and the equity interests issued by the group. The consideration transferred includes the fair value of any asset or liability resulting from a contingent consideration arrangement. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. The Company recognizes any non-controlling interest in the acquiree on an acquisition-by-acquisition basis, either at fair value or at the non-controlling interest’s proportionate share of the recognized amounts of acquiree’s identifiable net assets.

Transaction costs, other than those associated with the issue of debt or equity securities, that the Company incurs in connection with a business combination are expensed as incurred.

-	Subsidiaries: The consolidated financial statements of the Company incorporate the assets, liabilities and results of InterOil and of all subsidiaries as at December 31, 2015, December 31, 2014 and December 31, 2013, and for the periods then ended.

Subsidiaries of InterOil as at December 31, 2015 included SPI Exploration and Production Corporation (100%), InterOil Singapore Pte Ltd (100%), InterOil Corporate PNG Limited (100%), South Pacific Refining Limited (100%), SPI Distribution Limited (100%), InterOil LNG Holdings Inc. (100%), InterOil Australia Pty Ltd (100%), InterOil Finance Inc. (100%), InterOil Shipping Pte Ltd (100%) and their subsidiaries. InterOil Corporation and its subsidiaries together are referred to in these consolidated financial statements as the Company or the Consolidated Entity.

Consolidated Financial Statements  INTEROIL CORPORATION   13

InterOil Corporation Notes to Consolidated Financial Statements (Expressed in United States dollars)

2.	Significant accounting policies (cont’d)

On June 30, 2014, the Company entered into two share sale and purchase agreements with Puma Energy Pacific Holdings Pte Ltd (“Puma”) for the sale of InterOil subsidiaries that hold the oil refinery and petroleum products distribution businesses, which were previously included within the Midstream Refining and Downstream segments respectively. Specifically, the agreements resulted in the sale by South Pacific Refining Limited, a wholly owned subsidiary of InterOil Corporation, of all shares held by it in EP InterOil Limited (EPI) and SPI Limited, and sale by SPI Distribution of all shares held by it in InterOil Products Limited (IPL) to Puma. In addition, EPI held 100% of the shares in InterOil Limited (IOL) and as such, ultimate ownership of IOL was also been transferred to Puma. As a result of the transaction, as of June 30, 2014, these sold subsidiaries have been de-consolidated from the results of the Company.

Subsidiaries are all those entities (including structured entities) over which the Company has control. The Company controls an entity when the Company is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Company. They are de-consolidated from the date that control ceases.

Intercompany transactions, balances and unrealized gains on transactions between companies are eliminated on consolidation. Non-controlling interests in the results and equity of subsidiaries are shown separately in the consolidated income statements, statements of comprehensive income, balance sheets and statement of changes in equity.

-	Joint arrangements: Under IFRS 11, investments in joint arrangements are classified as either joint operations or joint ventures depending on the contractual rights and obligations of each investor.

The Company’s interest in PNG LNG Inc. is governed by a shareholders’ agreement signed on July 30, 2007 between the parties to that joint venture (refer note 23). The Company has assessed the nature of its joint arrangement and determined it to be a joint venture. Joint ventures are accounted for using the equity method. During 2013, the Company modified the direction of its midstream liquefaction business and no longer plans to be the operator of an LNG liquefaction project as part of this joint venture. In 2014, the value of the Company’s investment in the joint venture was reduced to nil, following the recognition of the Company’s share of losses incurred by the joint venture resulting from the impairment of joint venture assets.

Under the equity method of accounting, interests in joint ventures are initially recognized at cost and adjusted thereafter to recognize the Company’s share of the post-acquisition profits or losses and movements in other comprehensive income. When the Company’s share of losses in a joint venture equals or exceeds its interests in the joint venture (which includes any long-term interests that, in substance, form part of the Company’s net investment in the joint venture), the Company does not recognize further losses, unless it has incurred obligations or made payments on behalf of the joint venture.

Unrealized gains on transactions between the Company and its joint ventures are eliminated to the extent of the Company’s interest in the joint ventures. Any unrealized gains relating to third party interest in the joint ventures are deferred until the Company believes that all the conditions for the joint venture to realize those benefits from the transactions with the Company have been met. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred.

(f)	Segment reporting

An operating segment is a component of an enterprise:

-	that engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other segments of the same enterprise),
-	whose operating results are regularly reviewed by the chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance, and
-	for which discrete financial information is available.

Segment capital expenditure is the total cost incurred during the period to acquire property, plant and equipment, and intangible assets other than goodwill.

Post the completion of the sale of operations to Puma on June 30, 2014, the Company is no longer organized as separate segments with the continuing operations considered to be an exploration and production business. The Company has concluded that no segment reporting would be applicable post June 30, 2014 as there is no separate financial information available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. The operations of the Company are also concentrated in PNG.

Consolidated Financial Statements  INTEROIL CORPORATION   14

InterOil Corporation Notes to Consolidated Financial Statements (Expressed in United States dollars)

2.	Significant accounting policies (cont’d)

(g)	Foreign currency

-	Functional and presentation currency: These consolidated financial statements are presented in United States Dollars (“USD”) which is InterOil’s functional and presentation currency.

Foreign currency transactions: Transactions in foreign currencies are translated to the respective functional currencies of Company entities at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the reporting date are retranslated to the functional currency at the exchange rate at that date. The foreign currency gain or loss on monetary items is the difference between amortized cost in the functional currency at the beginning of the period, adjusted for effective interest and payments during the period, and the amortized cost in foreign currency translated at the exchange rate at the end of the period. Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are retranslated to the functional currency at the exchange rate at the date that the fair value was determined. Non-monetary items in a foreign currency that are measured in terms of historical cost are translated using the exchange rate at the date of the transaction. Foreign currency differences arising on retranslation are recognized in profit or loss.

-	Foreign operations: For subsidiaries considered to be foreign operations, all assets and liabilities denominated in foreign currency are translated to USD at exchange rates in effect at the balance sheet date and all revenue and expense items are translated at the rates of exchange in effect at the time of the transactions. Foreign exchange gains or losses are recognized and presented in other comprehensive income and in the foreign currency translation reserve in equity. Goodwill and fair value adjustments arising on the acquisition of a foreign operation are treated as assets and liabilities of the foreign operation and translated at the closing rate.

(h)	Financial instruments

(i) Non-derivative financial assets

The Company initially recognizes loans, receivables and deposits on the date that they are originated. All other financial assets (including assets designated at fair value through profit or loss) are recognized initially on the trade date at which the Company becomes a party to the contractual provisions of the instrument. The Company derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows on the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred. Any interest in transferred financial assets that is created or retained by the Company is recognized as a separate asset or liability.

Financial assets and liabilities are offset and the net amount presented in the balance sheet when, and only when, the Company has a legal right to offset the amounts and intends to either settle on a net basis or to realize the asset and settle the liability simultaneously. The Company classifies non-derivative financial assets into the following categories: financial assets at fair value through profit or loss, loans or receivables, held to maturity financial assets and available-for-sale financial assets.

-	Loans and receivables: Loans and receivables are financial assets with fixed or determinable payments that are not quoted in an active market. Such assets are recognized initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition loans and receivables are measured at amortized cost using the effective interest method, less any impairment losses. Loans and receivables comprise of trade and other receivables.

-	Held-to-maturity: Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturities that the Company’s management has the positive intention and ability to hold to maturity. Held-to-maturity financial assets are recognized initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition, held-to-maturity financial assets are measured at amortized cost using the effective interest method, less any impairment losses. If the Company were to sell other than an insignificant amount of held-to-maturity financial assets, the whole category would be tainted and reclassified as available-for-sale. Held-to-maturity financial assets are included in non-current assets, except for those with maturities less than 12 months from the end of the reporting period, which are classified as current assets.

-	Available-for-sale: Available-for-sale financial assets are non-derivative financial assets that are designated as available for sale or are not classified in any of the other categories. The Company’s investments in equity securities are classified as available-for-sale financial assets. Subsequent to initial recognition, they are measured at fair value and changes therein, other than impairment losses, are recognized in other comprehensive income. When an investment is derecognized, the gain or loss accumulated in equity is reclassified to profit or loss.

Consolidated Financial Statements  INTEROIL CORPORATION   15

InterOil Corporation Notes to Consolidated Financial Statements (Expressed in United States dollars)

2.	Significant accounting policies (cont’d)

(ii) Non-derivative financial liabilities

The Company initially recognizes debt securities issued and subordinated liabilities on the date that they originated. All other financial liabilities (including liabilities designated at fair value through profit or loss) are recognized initially on the trade date at which the Company becomes a party to the contractual provisions of the instrument. The Company derecognizes a financial liability when its contractual obligations are discharged or cancelled or expire. Financial assets and liabilities are offset and the net amount presented in the balance sheet when, and only when, the Company has a legal right to offset the amounts and intends to either settle on a net basis or to realize the asset and settle the liability simultaneously.

The Company classifies non-derivative financial liabilities into the other financial liabilities category. Financial liabilities not designated at fair value through profit or loss are recognized initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition, these financial liabilities are measured at amortized cost using the effective interest method. Other financial liabilities comprise secured and unsecured loans, bank overdrafts, and trade and other payables. Trade and other payables represent liabilities for goods and services provided to the Company prior to the end of financial period which are unpaid. These amounts are unsecured and are usually paid within 30 days of recognition.

(iii) Derivative financial instruments

Derivative financial instruments may be utilized by the Company in the management of its foreign exchange requirements, and prior to the sale of the refining and distribution businesses, to manage its crude purchase cost exposures and its finished products sales price exposures. The Company's policy is not to utilize derivative financial instruments for trading or speculative purposes. The Company may choose to designate derivative financial instruments as hedges.

When applicable, at the inception of the hedge, the Company formally documents all relationships between hedging instruments and the hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions, the nature of the risk being hedged, how the hedging instruments’ effectiveness in offsetting the hedged risk will be assessed and a description of the method for measuring effectiveness. This process includes linking all derivatives to specific assets and liabilities on the balance sheet or to specific firm commitments or anticipated transactions. The Company also assesses whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair value or cash flows of hedged items at inception and on an ongoing basis.

Changes in the fair value of a derivative that is highly effective and that is designated and qualifies as a cash-flow hedge are recorded as a component of Other Comprehensive Income until earnings are affected by the variability in cash flows of the designated hedged item. For cash flow hedges that have been terminated or cease to be effective, prospective gains or losses on the derivative are recognized in earnings. Any gain or loss that has been included in accumulated other comprehensive income at the time the hedge is discontinued continues to be deferred in accumulated other comprehensive income until the original hedged transaction is recognized in earnings. If the likelihood of the original hedged transaction occurring is no longer probable, the entire gain or loss in accumulated other comprehensive income related to this transaction is immediately reclassified to earnings. The Company discontinues hedge accounting prospectively when it is determined that the derivative is no longer effective in offsetting changes in cash flows of the hedged item, the derivative expires or is sold, terminated or exercised, the derivative is no longer designated as a hedging instrument because it is unlikely that a forecasted transaction will occur, a hedged firm commitment no longer meets the definition of a firm commitment or management determines that designation of the derivative as a hedging instrument is no longer appropriate.

(iv) Compound financial instruments

Compound financial instruments issued by the Company comprised convertible notes that could be converted to share capital at the option of the holder, when the number of shares to be issued does not vary with changes in their fair value. These convertible notes matured and were fully settled for cash in November 2015. The liability component of a compound financial instrument is recognized initially at fair value of a similar liability that does not have an equity conversion option. The equity component is recognized initially at the difference between the fair value of the compound financial instrument as a whole and the fair value of the liability component. Any directly attributable transaction costs are allocated to the liability and equity components in proportion to their initial carrying amounts. Subsequent to initial recognition, the liability component of a compound financial instrument is measured at amortized cost using the effective interest method. The equity component of a compound financial instrument is not re-measured subsequent to initial recognition. Interest and losses and gains relating to the financial liability are recognized in profit or loss. On conversion, the financial liability is reclassified to equity and no gain or loss is recognized on conversion.

Consolidated Financial Statements  INTEROIL CORPORATION   16

InterOil Corporation Notes to Consolidated Financial Statements (Expressed in United States dollars)

2.	Significant accounting policies (cont’d)

(i)	Cash and cash equivalents

Cash and cash equivalents includes cash on hand, deposits held at call with financial institutions, other short-term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to insignificant risk of changes in value.

(j)	Cash restricted

Cash restricted consists of cash on deposit which is restricted from being used in daily operations. Cash restricted is carried at cost and any accrued interest is classified under other assets.

(k)	Deferred financing costs

Deferred financing costs represent the unamortized financing costs paid to secure borrowings. Amortization is provided on an effective yield basis over the term of the related debt and is included in expenses for the period. Unamortized deferred financing costs are offset against the respective liability accounts.

(l)	Plant and equipment

Property, plant and equipment are recorded at amortized cost. Depreciation of assets begins when the asset is in place and ready for its intended use. Assets under construction and deferred project costs are not depreciated. Depreciation of plant and equipment is calculated using the straight line method, based on the estimated service life of the asset. Maintenance and repair costs are expensed as incurred. Improvements that increase the capacity or prolong the service life of an asset are capitalized.

Please refer to note 4 for details of plant and equipment related to the discontinued operations.

Land is not depreciated. Depreciation on other assets is calculated using the straight-line method to allocate their cost or revalued amounts, net of their residual values, over their estimated useful lives as follows:

Leasehold land improvements	Shorter of 100 years or lease period
Refinery	4 – 25 years
Buildings	20 – 40 years
Plant and equipment	3 – 15 years
Motor vehicles	4 – 5 years

-	Leased assets (accounting as lessee): Leases of property, plant and equipment where the Company has substantially all the risks and rewards of ownership are classified as finance leases. Finance leases are capitalized at the inception of the lease at the lower of the fair value of the leased property and the present value of the minimum lease payments. The corresponding rental obligations, net of finance charges, are included in other long term payables. Each lease payment is allocated between the liability and the finance charges so as to achieve a constant rate on the finance balance outstanding. The interest element of the finance cost is charged to the comprehensive income statement over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The property, plant and equipment acquired under finance leases are depreciated over the shorter of the asset’s useful life and the lease term.

Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Operating lease payments are representative of the pattern of benefit derived from the leased asset and accordingly are included in expenses on a straight line basis over the period of the lease.

-	Leased assets (accounting as lessor): Assets are leased out under an operating lease. The asset is included in the balance sheet based on the nature of the asset. Lease income is recognized over the term of the lease on a straight-line basis.

Asset retirement obligations: A liability is recognized for future legal or constructive retirement obligations associated with the Company’s property, plant and equipment. The amount recognized is the net present value of the estimated costs of future dismantlement, site restoration and abandonment of properties based upon current regulations and economic circumstances at period end. Following the sale of the refining and distribution businesses on June 30, 2014, the Company no longer has a provision for asset retirement obligations.

Consolidated Financial Statements  INTEROIL CORPORATION   17

InterOil Corporation Notes to Consolidated Financial Statements (Expressed in United States dollars)

2.	Significant accounting policies (cont’d)

Environmental remediation: Remediation costs are accrued based on best estimates of known environmental remediation exposure. Ongoing environmental compliance costs, including maintenance and monitoring costs, are expensed as incurred. Provisions are determined on an assessment of current costs, current legal requirements and current technology. Changes in estimates are dealt with on a prospective basis. In relation to the Company’s exploration and development operations, the Company’s activities are still largely in the exploration and appraisal phase. As there are no production wells, there is minimal rectification required of the footprint created by the activities at this stage. In addition, these operations are carried out in remote jungle areas within PNG, and the minimal footprint currently in existence would be rapidly eliminated with the regrowth of the jungle. This assumption will be reassessed in future periods as PRL 15 development progresses with the final investment decision on Papua LNG project.

-	Disposal of property, plant and equipment: At the time of disposal of plant and equipment, the carrying values of the assets are written off along with accumulated depreciation and any resulting gain or loss is included in the income statement. Gains and losses on disposals are determined by comparing proceeds with carrying amounts.

Non-current assets (or disposal groups) held for sale: Non-current assets (or disposal groups) are classified as held for sale if their carrying amount will be recovered principally through a sale transaction rather than through continuing use and a sale is considered highly probable. They are measured at the lower of their carrying amount and fair value less costs to sell. An impairment loss is recognized for any initial or subsequent write-down of the asset (or disposal group) to fair value less costs to sell. A gain is recognized for any subsequent increases in fair value less costs to sell of an asset (or disposal group), but not in excess of any cumulative impairment loss previously recognized. A gain or loss not previously recognized by the date of the sale of the non-current asset (or disposal group) is recognized at the date of derecognition.

Non-current assets (including those that are part of a disposal group) are not depreciated or amortized while they are classified as held for sale. Interest and other expenses attributable to the liabilities of a disposal group classified as held for sale continue to be recognized. Non-current assets classified as held for sale and the assets of a disposal group classified as held for sale are presented separately from the other assets in the balance sheet. The liabilities of a disposal group classified as held for sale are presented separately from other liabilities in the balance sheet.

-	IT Development and software: Costs incurred in development products or systems and costs incurred in acquiring software and licenses that will contribute to future period financial benefits through revenue generation and/or cost reduction are capitalized. Costs capitalized include external direct costs of materials and service, direct payroll and payroll related costs of employees’ time spent on the project. Amortization is calculated on a straight line basis over periods generally ranging from 3 to 5 years. IT development costs include only those costs directly attributable to the development phase and are only recognized following completion of technical feasibility and where the Company has an intention and ability to use the asset. These amounts are capitalized as part of property, plant and equipment.

(m)	Exploration and evaluation assets

The Company uses the successful-efforts method to account for its oil and gas exploration and development activities, including activities undertaken within PRL 15. Under this method, costs are accumulated on a field-by-field basis with certain exploratory expenditures and exploratory dry holes being expensed as incurred. The Company continues to carry as an asset the cost of drilling exploratory wells if the required capital expenditure is made and drilling of additional exploratory wells is underway or firmly planned for the near future or when exploration and evaluation activities have not yet reached a stage to allow reasonable assessment regarding the existence of economic reserves. Capitalized costs for producing wells will be subject to depletion using the units-of-production method.

Geological and geophysical costs are expensed as incurred, except when they have been incurred to facilitate production techniques, to increase total recoverability and to determine the desirability of drilling additional development wells within an area in which there has been a discovery of resources. Geological and geophysical costs capitalized would be included as part of the cost of producing wells and be subject to depletion using the units-of-production method.

-	Farm-in: The Company capitalizes all expenditures that are incurred for acquisition of rights to explore, carry costs on behalf of the seller to acquire an interest in the asset, or any other activity in relation to evaluating technical feasibility and commercial viability of an interest farmed into.

Consolidated Financial Statements  INTEROIL CORPORATION   18

InterOil Corporation Notes to Consolidated Financial Statements (Expressed in United States dollars)

2.	Significant accounting policies (cont’d)

-	Farm-outs: Conveyances of mineral interests in properties may involve the transfer of all or a part of the rights and responsibilities of operating a property, or sufficient risks and benefits of ownership to the transferee. Conveyance accounting is triggered by the Company on the sale of a property, where applying judgment to the facts presented, it concludes that sufficient risks and benefits of ownership has passed to the transferee.

If a part of the interest in an unproved property is sold, the amount received shall be treated as a recovery of cost. If the sales price exceeds the carrying amount of a property, a gain shall be recognized in the amount of such excess.

The sale of a part of a proved property, or of an entire proved property, shall be accounted for as the sale of an asset, and a gain or loss shall be recognized. The unamortized cost of the property or group of properties, a part of which was sold, shall be apportioned to the interest sold and the interest retained on the basis of the fair values of those interests.

In the following types of conveyances, a gain shall not be recognized at the time of the conveyance:

-	A part of an interest owned is sold and substantial uncertainty exists about recovery of the costs applicable to the retained interest.
-	A part of an interest owned is sold and the Company has a substantial obligation for future performance, such as an obligation to drill a well or to operate the property without proportional reimbursement for that portion of the drilling or operating costs applicable to the interest sold.

(n)	Impairment

-	Non-derivative financial assets: A financial asset not carried at fair value through profit or loss is assessed at each reporting date to determine whether there is any objective evidence that it is impaired. A financial asset is considered to be impaired if objective evidence indicates that one or more events have had a negative effect on the estimated future cash flows of that asset.

An impairment loss in respect of a financial asset measured at amortized cost is calculated as the difference between its carrying amount, and the present value of the estimated future cash flows discounted at the original effective interest rate. An impairment loss in respect of an available-for-sale financial asset is calculated by reference to its fair value. Individually significant financial assets are tested for impairment on an individual basis. The remaining financial assets are assessed collectively in groups that share similar credit risk characteristics.

All impairment losses are recognized in the consolidated income statement. An impairment loss, other than relating to available-for-sale equity instruments, is reversed through profit and loss if the reversal can be related objectively to an event occurring after the impairment loss was recognized. The reversal of an impairment loss relating to available-for-sale equity instruments is through other comprehensive income.

Trade and other receivables

The collectability of trade and other receivables is assessed on an ongoing basis. Debts which are known to be uncollectible are written off by reducing the carrying amount directly. An allowance account (provision for impairment of trade receivables) is used when there is objective evidence that the company will not be able to collect all amounts due according to the original terms of the receivables.

Significant financial difficulties of the debtor, probability that the debtor will enter bankruptcy or financial reorganization, and default or delinquency in payments are considered indicators that the receivable is impaired. The amount of the impairment allowance is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the original effective interest rate. Cash flows relating to short-term receivables are not discounted if the effect of discounting is immaterial.

The amount of the impairment loss is recognized in the income statement. When a trade or other receivable for which an impairment allowance had been recognized becomes uncollectible in a subsequent period, it is written off against the allowance account. Subsequent recoveries of amounts previously written off are credited against the income statement.

-	Non-financial assets: The carrying amounts of the Company’s non-financial assets, other than inventories and deferred tax assets are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists then the asset’s recoverable amount is estimated. For goodwill, and intangible assets that have indefinite useful lives or that are not yet available for use, the recoverable amount is estimated each period at the same time.

Consolidated Financial Statements  INTEROIL CORPORATION   19

InterOil Corporation Notes to Consolidated Financial Statements (Expressed in United States dollars)

2.	Significant accounting policies (cont’d)

The recoverable amount of an asset is the greater of its value in use or its fair value less costs of disposal and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets. In that situation, the assets are tested as part of a cash-generating unit (“CGU”), which is the smallest identifiable group of assets, liabilities and associated goodwill that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets.

Fair value is the price that would be received to sell an asset in an orderly transaction between market participants at the measurement date. Value in use is determined as the net present value of the estimated future cash flows expected to arise from the continued use of the asset in its present form and its eventual disposal, discounted at the risk free rate of interest plus a risk premium. If an impairment loss is recognized, the adjusted carrying amount becomes the new cost basis.

An impairment loss is recognized if the carrying amount of an asset or its CGU exceeds its recoverable amount. Impairment losses recognized in respect of CGUs are allocated first to reduce the carrying amount of any goodwill allocated to the CGU and then to reduce the carrying amounts of the other assets in the CGU on a pro rata basis. Impairment losses are recognized in profit or loss.

Impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

(o)	Revenue recognition

Revenue is measured at the fair value of the consideration received or receivable. Amounts disclosed as revenue are net of returns, trade allowances and duties and taxes paid. The following particular accounting policies, which significantly affect the measurement of results, have been applied.

-	Other Revenue: Revenue from logistics, rig and constructions services are recognized in the accounting period in which the services are rendered.

-	Interest revenue: Interest revenue is recognized as the interest accrues using the effective interest rate.

(p)	Income tax

Income tax comprises current and deferred tax. Income tax is recognized in the income statement except to the extent that it relates to items recognized directly in other comprehensive income or directly in equity, in which case the income tax is also recognized directly in other comprehensive income or equity respectively. The income tax expense or benefit for the period is the tax payable on the current period’s taxable income based on the national income tax rate for each jurisdiction; adjusted by changes in deferred tax assets and liabilities attributable to temporary differences between the tax bases of assets and liabilities and their carrying amounts in the financial statements and to unused tax losses. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation.

Deferred tax assets and liabilities are recognized for temporary differences at the tax rates expected to apply when the assets are recovered or liabilities are settled, based on those tax rates which are enacted or substantively enacted for each jurisdiction. The relevant tax rates are applied to the cumulative amounts of deductible and taxable temporary differences to measure the deferred tax asset or liability. Deferred income tax assets and liabilities are presented as non-current. Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets and liabilities and when the deferred tax balances relate to the same taxation authority. Current tax assets and tax liabilities are offset where the entity has a legally enforceable right to offset and intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously.

Deferred tax assets are recognized for deductible temporary differences and unused tax losses only if it is probable that future taxable amounts will be available to utilize those temporary differences and losses. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized. In addition to income taxes, InterOil is subject to Goods and Services Tax, Excise Duty and other taxes in PNG, Australia and Singapore. The consolidated financial statements are prepared on a net of Goods and Services Tax basis.

Consolidated Financial Statements  INTEROIL CORPORATION   20

InterOil Corporation Notes to Consolidated Financial Statements (Expressed in United States dollars)

2.	Significant accounting policies (cont’d)

(q)	Employee entitlements

-	Wages and salaries, and annual leave: Liabilities for wages and salaries, including annual leave expected to be settled within 12 months of the reporting date are recognized in accounts payable and accrued liabilities in respect of employees’ services up to the reporting date and are measured at the amounts expected to be paid when liabilities are settled.

-	Long service leave: The liability for long service leave is recognized in the provision for employee benefits and measured as the present value of expected future payments to be made in respect of services provided by employees up to the reporting date. Consideration is given to expected future wage and salary levels, experience of employee departures, periods of service and statutory obligations.

-	Post-employment obligations: The Company contributed to a defined contribution plan and the Company’s legal or constructive obligation is limited to these contributions. Contributions to the defined contribution fund are recognized as an expense as they become payable.

-	Share-based payments: Stock-based compensation benefits are provided to employees and directors pursuant to the 2009 Stock Incentive Plan (with some options still in existence having been granted under the now superseded 2006 Stock Incentive Plan). The Company currently issues stock options and restricted stock units as part of its stock-based compensation plan. The fair value of stock options at grant date is determined using a Black-Scholes option pricing model that takes into account the exercise price, the terms of the option, the vesting criteria, the share price at grant date and expected price volatility of the underlying share, the expected yield and risk-free interest rate for the term of the option. The Company has not used a forfeiture rate as the assumption is for a 100% vesting of the granted options, however, if the options are forfeited prior to vesting, then any amounts expensed in relation to those forfeited shares are reversed. Upon exercise of options, the balance of the contributed surplus relating to those options is transferred to share capital. The fair value of restricted stock units on grant date is the market value of the stock.

The Company uses the fair value based method to account for employee stock based compensation benefits. Under the fair value based method, compensation expense is measured at fair value at the date of grant and is expensed over the award's vesting period.

-	Profit-sharing and bonus plans: The Company recognizes a provision where contractually obliged or where there is a past practice that has created a constructive obligation.

(r)	Earnings per share

-	Basic earnings per share: Basic common shares outstanding are the weighted average number of common shares outstanding for each period. Basic earnings per share is calculated by dividing the profit or loss attributable to shareholders of the Company by the weighted average number of common shares outstanding during the period.

-	Diluted earnings per share: Diluted earnings per share is determined by adjusting the profit or loss attributable to shareholders and the weighted average number of common shares outstanding, for the effects of all dilutive potential ordinary shares, which comprise convertible notes and share options granted to employees.

The earnings per share derived from continuing operations and discontinuing operations have been separately disclosed in the consolidated income statement, following the classification defined in note 1.

Consolidated Financial Statements  INTEROIL CORPORATION   21

InterOil Corporation Notes to Consolidated Financial Statements (Expressed in United States dollars)

3.	Financial Risk Management

The Company’s activities expose it to a variety of financial risks; market risk, credit risk, liquidity risk and geographic risk. The Company’s overall risk management program focuses on the unpredictability of markets and seeks to minimize potential adverse effects on the financial performance of the Company.

Risk Management is carried out under policies approved by the board of directors of InterOil. The Finance Department identifies, evaluates and actively mitigates financial risks in close cooperation with the Company’s operations. The board of directors of InterOil provides written principles for overall risk management, as well as written policies covering specific areas. The Company’s overall risk management program seeks to minimize potential adverse effects of these risks on the Company’s financial performance.

(a)	Market risk

(i) Foreign exchange risk

Foreign exchange risk arises when future commercial transactions and recognized assets and liabilities are denominated in a currency that is not the Company’s functional currency. The Company operates internationally and is exposed to foreign exchange risk arising from currency exposures to the USD. The consolidated financial statements are presented in USD which is the Company’s functional and presentation currency. Most of the Company’s transactions are undertaken in USD, PNG Kina (“PGK”), Australian Dollars (“AUD”) and Singapore Dollars (“SGD”).

The PGK weakened against the USD during the year ended December 31, 2015 (from 0.3855 to 0.3325) and also weakened during the year ended December 31, 2014 (from 0.4130 to 0.3855) and the year ended December 31, 2013 (from 0.4755 to 0.4130)).

The financial instruments denominated in PGK and translated to USD are as follows:

	December 31,	December 31,	December 31,
	2015	2014	2013
	$	$	$
Financial assets
Cash and cash equivalents	8,347,811	6,869,370	11,104,619
Cash restricted	155,410	178,155	147,372
Receivables	734,713	641,600	73,619,243
Other financial assets	1,108,134	535,579	8,906,335

Financial liabilities
Payables	9,926,272	14,455,532	25,839,942
Working capital facility	-	-	12,437,780
Secured loans	-	-	24,780,077

The following table summarizes the sensitivity of financial instruments held at balance sheet date to movement in the exchange rate of the USD to the PGK, with all other variables held constant. Certain USD debt and other financial assets and liabilities are not held in the functional currency of the relevant subsidiary. This results in an accounting exposure to exchange gains and losses as the financial assets and liabilities are translated into the functional currency of the subsidiary that accounts for those assets and liabilities. These exchange gains and losses are recorded in the consolidated income statement except to the extent that they can be taken to equity under the Company’s accounting policy. If PGK appreciates/(depreciates) by 5% against the USD, it will result in a gain/(loss) as per the table below.

	Year ended		Year ended		Year ended
	December 31, 2015		December 31, 2014		December 31, 2013
	Impact on profit	Impact on equity - excluding profit impact	Impact on profit	Impact on equity - excluding profit impact	Impact on profit	Impact on equity - excluding profit impact
	$	$	$	$	$	$

Post-tax gain/(loss)
Effect of 5% appreciation of PGK	20,990	-	(311,541)	-	565,725	970,263

Consolidated Financial Statements  INTEROIL CORPORATION   22

InterOil Corporation Notes to Consolidated Financial Statements (Expressed in United States dollars)

3.	Financial Risk Management (cont’d)

The changes in AUD and SGD to USD exchange rate can also affect the Company’s results as the expenses of the corporate offices in Australia (prior to its closure) and Singapore are incurred in the respective local currencies. The AUD and SGD exposures are minimal currently as funds are transferred to AUD and SGD from USD as required. No material balances are held in AUD or SGD. However, the Company is exposed to translation risks resulting from AUD and SGD fluctuations as in country costs are being incurred in AUD and SGD, and reporting for those costs being in USD.

(ii) Price risk

Following the disposal of the Company’s refining and distribution businesses in June 2014, the Company had no exposure to product price risk.

(iii) Interest rate risk

Interest rate risk is the risk that the Company’s financial position will be adversely affected by movements in interest rates that will increase the cost of floating rate debt or opportunity losses that may arise on fixed rate borrowings in a falling interest rate environment. As the Company has no significant interest-bearing assets other than cash and cash equivalents, the Company’s income and operating cash flows are substantially independent of changes in market interest rates.

The Company’s interest-rate risk arises from cash and cash equivalent balances and borrowings. Deposits/borrowings at variable rates expose the Company to cash flow interest rate risk. Deposits/borrowings at fixed rates expose the Company to fair value interest rate risk. The Company is actively seeking to manage its cash flow interest rate risks by holding some cash, cash equivalents and borrowings in fixed rate instruments and others in variable rate instruments.

The financial instruments exposed to cash flow and fair value interest rate risk are as follows:

	December 31, 2015	December 31, 2014	December 31, 2013	Cash flow/fair value
	$	$	$	interest rate risk
Financial assets
Cash and cash equivalents	-	332,332,007	30,228,099	fair value interest rate risk
Cash and cash equivalents	33,069,122	61,073,191	31,738,440	cash flow interest rate risk
Cash restricted	8,194,887	8,301,133	324,818	fair value interest rate risk
Cash restricted	-	-	52,889,726	cash flow interest rate risk
Financial liabilities
ANZ, BSP & BNP syndicated secured loan	-	-	84,000,000	cash flow interest rate risk
BSP & Westpac secured facility	-	-	24,780,077	cash flow interest rate risk
Credit Suisse secured loan	130,000,000	-	100,000,000	cash flow interest rate risk
BNP working capital facility	-	-	23,941,251	cash flow interest rate risk
Westpac working capital facility	-	-	9,793,577	cash flow interest rate risk
BSP working capital facility	-	-	2,644,203	cash flow interest rate risk
2.75% convertible notes	-	69,998,000	69,998,000	fair value interest rate risk

The following table summarizes the sensitivity of the cash flow interest-rate risk of financial instruments held throughout the year, following a movement in LIBOR, with all other variables held constant. Increase in LIBOR rates will result in a higher net loss for the Company where the Company has net financial liabilities exposed to cash flow interest rate risk, as is the case at December 31, 2015 and December 31, 2013, or will result in a lower net loss for the Company where the Company has net financial assets exposed to cash flow interest-rate risk, as is the case at December 31, 2014.

	Year ended		Year ended		Year ended
	December 31, 2015		December 31, 2014		December 31, 2013
	Impact on profit	Impact on equity - excluding profit impact	Impact on profit	Impact on equity - excluding profit impact	Impact on profit	Impact on equity - excluding profit impact
	$	$	$	$	$	$

Post-tax loss/(gain)
LIBOR Increase by 1%	(294,318)	-	(2,360,839)	-	1,654,428	-

Consolidated Financial Statements  INTEROIL CORPORATION   23

InterOil Corporation Notes to Consolidated Financial Statements (Expressed in United States dollars)

3.	Financial Risk Management (cont’d)

(b)	Liquidity risk

Liquidity risk is the risk that InterOil will not meet its financial obligations as they fall due. Prudent liquidity risk management therefore implies that, under both normal and stressed conditions, the Company maintains:

•	sufficient cash and marketable securities;
•	access to, or availability of, funding through an adequate amount of committed credit facilities; and
•	the ability to close-out any open market positions.

The Company manages liquidity risk by continuously monitoring forecast and actual cash flows; matching maturity profiles of financial assets and liabilities; and by maintaining flexibility in funding including ensuring that surplus funds are generally only invested in instruments that are tradable in highly liquid markets or that can be relinquished with minimal risk of loss.

Refer to note 2(b) for further discussion of the Company’s current liquidity.

(i) Financing arrangements

The Company had the following borrowing facility at December 31, 2015:

		Undrawn Amount
	Total Facility	December 31, 2015
	$	$
Facility
Credit Suisse secured loan	300,000,000	170,000,000
	300,000,000	170,000,000

(ii) Maturities of financial liabilities

The tables below analyses the Company’s financial liabilities, net and gross settled derivative financial instruments into relevant maturity groupings based on the remaining period at the reporting date to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows.

	Less than 1 year	Between 1 and 5 years	More than 5 years	Total contractual cash flow
Non-derivatives
Trade and other payables (note 13)	148,548,089	23,571,588	-	172,119,677
Secured and unsecured loans (note 14)	131,775,261	-	-	131,775,261
Other financial liabilities (note 16)	-	96,000,000	-	96,000,000
Total non-derivatives	280,323,350	119,571,588	-	399,894,938

Total derivatives	-	-	-	-
	280,323,350	119,571,588	-	399,894,938

The ageing of trade and other payables are as follows:

		Payable ageing between
Trade and other payables	Total	<30 days	30-60 days	>60 days
	$	$	$	$
December 31, 2015	172,119,677	163,866,961	4,888,550	3,364,166
December 31, 2014	139,716,105	134,556,055	1,528,699	3,631,351
December 31, 2013	134,027,347	131,087,614	604,294	2,335,439

(c)	Credit risk

Credit risk is the risk that a contracting entity will not complete its obligation under a financial instrument that will result in a financial loss to the Company. The carrying amount of financial assets represents the maximum credit exposure.

Consolidated Financial Statements  INTEROIL CORPORATION   24

InterOil Corporation Notes to Consolidated Financial Statements (Expressed in United States dollars)

3.	Financial Risk Management (cont’d)

The Company’s credit risk is limited to the carrying value of its financial assets. Credit risk on cash and cash equivalents held directly by the Company are minimized as all cash amounts and certificates of deposit are held with banks which have acceptable credit ratings. Credit risk on trade and other receivables at December 31, 2015 are also minimized as these represent receivables from joint venture partners where the risk of default is minimal as it would impact the partners’ interest in the Company’s relevant exploration and development assets.

The maximum exposure to credit risk at the reporting date was as follows:

	December 31,	December 31,	December 31,
	2015	2014	2013
	$	$	$
Current
Cash and cash equivalents	33,069,122	393,405,198	61,966,539
Cash restricted	7,966,601	7,959,859	36,149,544
Trade and other receivables
- Trade and other receivables	49,363,739	21,207,984	98,638,110
- Sale proceeds receivable from Total S.A.	559,474,865	545,154,761	-
Non-current
Cash restricted	228,286	341,274	17,065,000
Other non-current receivables	24,793,218	29,700,534	29,700,534

The ageing of trade and other receivables at the reporting date was as follows (the ageing days relates to balances past due):

		Receivable ageing
Net trade and other receivables	Total	Current	<30 days	30-60 days	>60 days
	$	$	$	$	$
December 31, 2015	49,363,739	18,078,243	23,959,289	1,650,171	5,676,036
December 31, 2014	21,207,984	19,114,646	304,438	77,448	1,711,452
December 31, 2013	98,638,110	62,410,658	23,973,075	4,113,546	8,140,831

The impairment of trade and other receivables at the reporting date was as follows:

			Overdue	Overdue
Gross trade and other receivables	Total	Current	(not impaired)	(impaired)
	$	$	$	$
December 31, 2015	50,916,979	18,078,243	31,285,496	1,553,240
December 31, 2014	22,916,065	19,114,646	2,093,339	1,708,080
December 31, 2013	98,827,500	62,410,658	36,227,452	189,390

Impairment is assessed by the Company on an individual joint venture partner basis, based on payment histories of the joint venture partner. An impairment provision is taken for all receivables where objective evidence of impairment exists. The credit quality of financial assets that are neither past due nor impaired can be assessed by reference to external credit ratings (if available). Total has a current credit rating of A+ as assessed by Standard & Poor.

The movement in impaired trade and other receivables for the year ended December 31, 2015 was as follows:

		Year ended
	December 31, 2015	December 31, 2014	December 31, 2013
	$	$	$

Trade receivables - Impairment provisions
Opening balance	1,708,080	189,390	240,401
Foreign exchange impact on opening balance	-	(459)	(31,598)
Amounts written off during the period	-	(126,773)	(378,662)
Transfer of impaired receivables upon disposal of subsidiary	-	(335,541)	-
Movement in provisions, net of reversals made	(154,840)	1,981,463	359,249
Closing balance	1,553,240	1,708,080	189,390

Consolidated Financial Statements  INTEROIL CORPORATION   25

InterOil Corporation Notes to Consolidated Financial Statements (Expressed in United States dollars)

3.	Financial Risk Management (cont’d)

(d)	Geographic risk

The operations of InterOil are concentrated in PNG.

(e)	Financing facilities

As at December 31, 2015, the Company had only drawn down against the Credit Suisse secured financing facility. Repayment obligations in respect of the amount of the facility utilized are as follows:

	December 31,	December 31,	December 31,
	2015	2014	2013
	$	$	$
Due:
No later than one year	130,000,000	69,998,000	177,159,108
Later than one year but not later than two years	-	-	89,998,000
Later than two years but not later than three years	-	-	24,000,000
Later than three years but not later than four years	-	-	24,000,000
Later than four years but not later than five years	-	-	-
Later than five years	-	-	-
	130,000,000	69,998,000	315,157,108

(f)	Effective interest rates and maturity profile

	Floating	Fixed interest maturing between								Effective
	interest	1 year	1-2	2-3	3-4	4-5	more than	Non-interest		interest
	rate	or less					5 years	bearing	Total	rate
December 31, 2015	$	$	$	$	$	$	$	$	$	%

Financial assets
Cash and cash equivalents	33,069,122	-	-	-	-	-	-	-	33,069,122	0.23%
Cash restricted	-	8,194,887	-	-	-	-	-	-	8,194,887	0.18%
Receivables:
- Trade and other receivables	-	-	-	-	-	-	-	49,363,739	49,363,739	-
- Sale proceeds receivable from Total S.A.		559,474,865	-	-	-	-	-	-	559,474,865	7.97%
Other financial assets	-	-	-	24,793,218	-	-	-	1,627,003	26,420,221	8.49%
	33,069,122	567,669,752	-	24,793,218	-	-	-	50,990,742	676,522,834
Financial liabilities
Payables	-	-	-	-	-	-	-	174,134,091	174,134,091	-
Interest bearing liabilities	130,000,000	-	-	-	-	-	-	-	130,000,000	5.36%
Other financial liabilities	-	-	-	80,138,254	-	-	-	-	80,138,254	8.49%
	130,000,000	-	-	80,138,254	-	-	-	174,134,091	384,272,345

	Floating	Fixed interest maturing between								Effective
	interest	1 year	1-2	2-3	3-4	4-5	more than	Non-interest		interest
	rate	or less					5 years	bearing	Total	rate
December 31, 2014	$	$	$	$	$	$	$	$	$	%

Financial assets
Cash and cash equivalents	61,073,191	332,332,007	-	-	-	-	-	-	393,405,198	0.17%
Cash restricted	-	8,301,133	-	-	-	-	-	-	8,301,133	0.05%
Receivables:
- Trade and other receivables	-	-	-	-	-	-	-	50,908,518	50,908,518	-
- Sale proceeds receivable from Total S.A.		545,154,761	-	-	-	-	-	-	545,154,761	7.97%
Other financial assets	-	-	-	-	-	-	-	2,312,626	2,312,626	-
	61,073,191	885,787,901	-	-	-	-	-	53,221,144	1,000,082,236
Financial liabilities
Payables	-	-	-	-	-	-	-	141,525,847	141,525,847	-
Convertible notes liability	-	69,998,000	-	-	-	-	-	-	69,998,000	7.91%
	-	69,998,000	-	-	-	-	-	141,525,847	211,523,847

Consolidated Financial Statements  INTEROIL CORPORATION   26

InterOil Corporation Notes to Consolidated Financial Statements (Expressed in United States dollars)

3.	Financial Risk Management (cont’d)

	Floating	Fixed interest maturing between								Effective
	interest	1 year	1-2	2-3	3-4	4-5	more than	Non-interest		interest
	rate	or less					5 years	bearing	Total	rate
December 31, 2013	$	$	$	$	$	$	$	$	$	%

Financial assets
Cash and cash equivalents	31,738,440	30,228,099	-	-	-	-	-	-	61,966,539	0.08%
Cash restricted	52,889,726	324,818	-	-	-	-	-	-	53,214,544	2.56%
Receivables	-	-	-	-	-	-	-	128,338,644	128,338,644	-
Other financial assets	-	-	-	-	-	-	-	8,125,270	8,125,270	-
	84,628,166	30,552,917	-	-	-	-	-	136,463,914	251,644,997
Financial liabilities
Payables	-	-	-	-	-	-	-	151,115,321	151,115,321	-
Interest bearing liabilities	245,159,108	-	-	-	-	-	-	-	245,159,108	11.54%
Convertible notes liability	-	-	69,998,000	-	-	-	-	-	69,998,000	7.91%
Other financial liabilities	-	-	-	-	-	-	-	1,869,253	1,869,253	-
	245,159,108	-	69,998,000	-	-	-	-	152,984,574	468,141,682

(g)	Fair values

	December 31, 2015		December 31, 2014		December 31, 2013		Fair value
	Carrying amount	Fair value	Carrying amount	Fair value	Carrying amount	Fair value	hierarchy level	Method of
	$	$	$	$	$	$	(as required) *	measurement
Financial instruments
Financial assets
Loans and receivables
Cash and cash equivalents	33,069,122	33,069,122	393,405,198	393,405,198	61,966,539	61,966,539		Amortized Cost
Cash restricted	8,194,887	8,194,887	8,301,133	8,301,133	53,214,544	53,214,544		Amortized Cost
Receivables	608,838,604	608,838,604	566,362,745	566,362,745	98,638,110	98,638,110		Amortized Cost
Other non-current receivable	24,793,218	24,793,218	-	-	-	-		Amortized Cost
Held for trading
Derivative contracts	-	-	-	-	(1,869,253)	(1,869,253)	Level 2	Fair Value - See (i) below

Financial liabilities
Current liabilities:
Accounts payable and accrued liabilities	172,119,677	172,119,677	139,716,105	139,716,105	134,027,347	134,027,347		Amortized Cost
Working capital facilities	-	-	-	-	36,379,031	36,379,031		Amortized Cost
2.75% Convertible notes liability	-	-	66,501,994	66,501,994	-	-		Amortized Cost
Unsecured loans and current portion of secured loans	130,000,000	130,000,000	-	-	134,775,077	134,775,077		Amortized cost See (ii) below
Non-current liabilities
Secured loans	-	-	-	-	65,681,425	65,681,425		Amortized cost See (ii) below
2.75% Convertible notes liability	-	-	-	-	62,662,628	62,662,628		Amortized Cost
Other non-current liabilities	80,138,254	80,138,254	-	-	-	-		Amortized Cost

* Where fair value of financial assets or liabilities is approximated by its carrying value, designation under the fair value hierarchy is not required.

The net fair value of cash and cash equivalents and non-interest bearing financial assets and financial liabilities of the Company approximates their carrying amounts.

The carrying values (less impairment provision if provided) of trade receivables and payables are assumed to approximate their fair values due to their short-term nature. The carrying value of financial liabilities approximates their fair values which, for disclosure purposes, are estimated by discounting the future contractual cash flows at the current market interest rate that is available to the Company for similar financial instruments.

Consolidated Financial Statements  INTEROIL CORPORATION   27

InterOil Corporation Notes to Consolidated Financial Statements (Expressed in United States dollars)

3.	Financial Risk Management (cont’d)

Commodity derivative contracts’ and available-for-sale investments are the only items from the above table that are measured at fair value on a recurring basis. All the remaining financial assets and financial liabilities are measured at a fair value on a non-recurring basis and are maintained at historical amortized cost.

The fair value of financial assets and financial liabilities must be estimated for recognition and measurement or for disclosure purposes. The Company has classified the fair value measurements using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The fair value hierarchy shall have the following levels:

Level 1 - quoted prices (unadjusted) in active markets for identical assets or liabilities

Level 2 - inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

Level 3 - inputs for the asset or liability that are not based on observable market data (unobservable inputs).

(i) Derivative contracts classified as being at fair value through profit and loss are fair valued by comparing the contracted rate to the current market rate for a contract with the same remaining period to maturity. The fair value of the Company’s derivative contracts are based on price indications provided to us by an external brokerage who enter into derivative transactions with counter parties on the Company’s behalf. The contracts related to the hedging of certain product price risk exposures were transferred to Puma on completion of the sale of the Midstream Refining operation on June 30, 2014.

(ii) All secured loans are subject to floating interest rates and as such the carrying values of these loans are assumed to approximate their fair values.

(h)	Capital management

The finance department of the Company is responsible for capital management. This involves the use of operating and development economic forecasting models which facilitates analysis of the Company’s financial position including cash flow forecasts to determine the future capital management strategy. Capital management is undertaken to ensure a secure, cost-effective and flexible supply of funds is available to meet the Company’s expenditure requirements and safeguard its abilities to continue as a going concern.

The Company is actively managing the gearing levels and raising equity/debt as required for optimizing shareholder returns. The Company is managing its gearing levels by maintaining the debt-to-capital ratio (debt/(shareholders’ equity + debt)) at 50% or less. The gearing levels were 14% at December 31, 2015 (6% at December 31, 2014 and 26% at December 31, 2013). The optimum gearing levels for the Company are overseen by the board of directors of InterOil based on recommendations by Management. Recommendations are based on operating cash flows, future cash needs for development, capital market conditions, economic conditions, and will be reassessed as situations change.

4.	Discontinued operations

On June 30, 2014, the Company entered into share sale and purchase agreements with Puma for the sale of InterOil subsidiaries that held the oil refinery and petroleum products distribution businesses.

Management had previously organized the Company’s operations into four major segments - Upstream, Midstream, Downstream and Corporate. Upstream included exploration, appraisal and development of hydrocarbon structures in PNG. Midstream consisted of both Midstream Refining and Midstream Liquefaction. Midstream Refining included production of refined petroleum products at Napa Napa in Port Moresby, PNG, for the domestic market and export markets, and Midstream Liquefaction included the work being undertaken to develop, in joint venture as a non-operator, liquefaction and associated facilities in PNG for the export of liquefied natural gas. The Downstream segment marketed and distributed refined products domestically in PNG on a wholesale and retail basis. The Corporate segment provided support to the Company’s other business segments through business development and improvement activities, general services, administration, human resources, executive management, financing and treasury, government affairs and investor relations. This segment also managed the Company’s shipping business, which operated two vessels that transport petroleum products for the Downstream segment and external customers, both within PNG and for export in the South Pacific region.

As a result of the sale to Puma, as of June 30, 2014, the Company’s operations no longer include the Midstream Refining or Downstream segment and these business have been classified as discontinued operations in these consolidated financial statements. In addition, the shipping business which was previously included within the Corporate segment has also been classified as a discontinued operation in these consolidated financial statements as the activities previously being carried out by that business have been transferred to Puma with the sale of the refining and distribution businesses.

Consolidated Financial Statements  INTEROIL CORPORATION   28

InterOil Corporation Notes to Consolidated Financial Statements (Expressed in United States dollars)

4.	Discontinued operations (cont’d)

The Company received gross proceeds of $525,589,838 from the sale of the Company’s refinery and petroleum products distribution business to Puma. The sale required repayment of all outstanding secured loans held by the entities sold amounting to $52,877,280. In addition, the agreements contained a cash warranty that as at June 30, 2014, combined cash balances of the sale entities would not be less than $40,469,839. The combined cash balance of the entities sold at June 30, 2014 was $39,432,150, and therefore an adjustment to the sale consideration has been recognized for $1,037,689 as amount refundable to Puma. In addition, InterOil incurred $4,257,614 in transaction costs. Therefore, the net consideration attributable to the sale transaction consists of the following:

June 30,
2014
$

Cash	525,589,838
Less settlement of intercompany debt	(52,877,280)
Less amount refundable to Puma	(1,037,689)
Less transaction costs	(4,257,614)
Net consideration	467,417,255

The Company made a gain on sale of these subsidiaries of $49,537,443, and there is no tax payable on this gain. The gain has been calculated as follows:

June 30,
2014
$

Net consideration	467,417,255

Assets and liabilities disposed of
Cash and cash equivalents	39,432,150
Trade and other receivables	150,375,284
Other current assets	94,289
Inventories	143,541,718
Prepaid expenses	3,547,228
Plant and equipment	230,681,616
Deferred tax assets	46,353,729
Trade and other payables	(110,338,241)
Income tax payable	(21,190,275)
Derivative financial instruments	(2,242,950)
Working capital facilities	(57,234,437)
Asset retirement obligations	(5,140,299)
Net assets disposed of	417,879,812

Net gain on sale of subsidiaries	49,537,443

The results of operations for these sold businesses have been presented as discontinued operations in the consolidated income statements for the years ended December 31, 2014 and 2013.

The $427,985,105 proceeds from sale of subsidiaries disclosed in consolidated statement of cash flows was made up of the $467,417,255 net consideration from the sale of subsidiaries and reduced by the $39,432,150 cash and cash equivalents disposed of, as presented in the table above. In addition, the settlement of intercompany debt of $52,877,280 has been included in the ‘increase in trade and other payables’ balance within the ‘Net cash (used in)/generated from operating activities’ of the consolidated statements of cash flows.

Cash flows from these discontinued operations have been combined with the cash flows from continuing operations in the consolidated statements of cash flows for the years ended December 31, 2014 and 2013. Cash flows generated from/(used in) the discontinued operations are presented in the following table:

Consolidated Financial Statements  INTEROIL CORPORATION   29

InterOil Corporation Notes to Consolidated Financial Statements (Expressed in United States dollars)

4.	Discontinued operations (cont’d)

	Year ended
	December 31,	December 31,	December 31,
	2015	2014	2013
	$	$	$

Net cash generated from operating activities	-	41,322,900	79,569,461
Net cash used in investing activities	-	460,556,098	(15,451,695)
Net cash used in financing activities	-	(48,153,553)	(83,375,061)

Total cash flows	-	453,725,445	(19,257,295)

The results of operations associated with all discontinued operations are presented in the following table.

	Year ended
	December 31,	December 31,	December 31,
	2015	2014	2013
	$	$	$

Revenue	-	696,616,015	1,398,401,191
Expenses	-	(666,384,534)	(1,360,324,024)
Profit before tax from discontinued operations	-	30,231,481	38,077,167
Income tax expense	-	(7,965,955)	(19,519,051)
Profit after tax from discontinued operations	-	22,265,526	18,558,116
Gain on sale of subsidiaries	-	49,537,443	-
Profit from discontinued operations	-	71,802,969	18,558,116

5.	Cash and cash equivalents

The components of cash and cash equivalents are as follows:

	December 31,	December 31,	December 31,
	2015	2014	2013
	$	$	$
Cash on deposit	33,069,122	393,405,198	61,738,440
Bank term deposits
- Papua New Guinea kina deposits	-	-	228,099
	33,069,122	393,405,198	61,966,539

In 2015, cash and cash equivalents earned an average interest rate of 0.23% per annum (2014 – 0.17%, 2013 – 0.09%).

6.	Supplemental cash flow information

	Year ended
	December 31,	December 31,	December 31,
	2015	2014	2013
	$	$	$
Cash paid during the period
Interest (including interest withholding tax)	1,673,612	11,273,098	13,018,526
Income taxes	444,662	1,781,009	6,614,262
Interest received	1,252,478	1,066,804	75,417
Non-cash financing activities:
Increase in share capital from:
the exercise of share options and vesting of restricted stock	9,055,299	9,732,565	12,380,121
buyback of PNGEI investor rights	-	-	6,837,000
buyback of indirect participation interests	-	41,525,728	-

Consolidated Financial Statements  INTEROIL CORPORATION   30

InterOil Corporation Notes to Consolidated Financial Statements (Expressed in United States dollars)

7.	Financial instruments

(a)	Cash and cash equivalents

With the exception of cash and cash equivalents and restricted cash, all financial assets are non-interest bearing. Cash restricted, which mainly relates to the Credit Suisse secured loan, is comprised of the following:

	December 31,	December 31,	December 31,
	2015	2014	2013
	$	$	$
Cash deposit on working capital facility (0.0%)	-	-	28,749,544
Debt reserve for Credit Suisse secured loan (0.08%)	7,966,601	7,959,859	7,400,000
Cash restricted - Current	7,966,601	7,959,859	36,149,544

Bank term deposits on Petroleum Prospecting Licenses (1.3%)	155,410	178,155	147,372
Cash deposit on office premises (2.7%)	72,876	163,119	177,446
Cash deposit on ANZ, BSP and BNP secured loan (0.0%)	-	-	11,240,182
Cash deposit on drill rig (0.0%)	-	-	5,500,000
Cash restricted - Non-current	228,286	341,274	17,065,000
	8,194,887	8,301,133	53,214,544

Please refer to note 4 for details of all facilities related to the discontinued operations.

The debt reserve for the Credit Suisse led secured loan facility is used to support the Company’s secured loan borrowings and is equivalent to the interest payable within six months of the first draw down on the facility.

8.	Trade and other receivables

	December 31,	December 31,	December 31,
	2015	2014	2013
	$	$	$
Trade and other receivables	49,363,739	21,207,984	98,638,110
Sale proceeds receivable from Total	559,474,865	545,154,761	-
Total	608,838,604	566,362,745	98,638,110

Trade and other receivables mainly relates to cash calls receivable from joint venture partners.

Sale proceeds receivable from Total

Refer to note 11 for details of the Total SSA. The “Interim Resource Payment”, as defined under the Total SSA is due to the Company following the interim certification and has been calculated to be $593.9 million based using a certification provided by GCA, which certified a best case scenario of 7.1 tcfe of natural gas and natural gas liquids in the Elk and Antelope fields. The expected discounted value of this cash flow as at June 30, 2015 was $574.6 million. However, during June 2015, the Company adjusted the expected cash flow timing of the Interim Resource Payment from December 2015 to June 2016 to accommodate the drilling of Antelope-4 and Antelope-6. The Company recalculated the carrying amount of the receivable by computing the present value of estimated future cash flows at the original effective interest rate and the adjustment has been recognized in profit or loss. The Company recalculated the carrying amount of the receivable as at June 30, 2015 to be $548.7 million, with the resulting adjustment of $25.9 million being recognized in the income statement during the year ended December 31, 2015.

The Company has recognized $44.3 million as a result of unwinding the discount on the receivable as interest income during the year ended December 31, 2015. In addition, this receivable has been reduced by $4.1 million during the year ended December 31, 2015, which represents the carry received from Total for development activities undertaken over PRL 15, which is to be offset against the interim resource payment when due. The following table shows the movement in the receivable during the period.

Consolidated Financial Statements  INTEROIL CORPORATION   31

InterOil Corporation Notes to Consolidated Financial Statements (Expressed in United States dollars)

8.	Trade and other receivables (cont’d)

	December 31,	December 31,	December 31,
	2015	2014	2013
	$	$	$
Balance at beginning of period	545,154,761	-
Initial recognition of receivable from Total	-	551,892,942	-
Interest accretion income on receivable from Total	44,290,061	24,826,440	-
Adjustment due to change in timing of estimated cash flows	(25,878,655)	(24,206,783)	-
less amounts to be deducted for Total carry of appraisal costs	(4,091,302)	(7,357,838)	-
Balance at end of period	559,474,865	545,154,761	-

9.	Assets classified as held for sale

	December 31,	December 31,	December 31,
	2015	2014	2013
	$	$	$
Land and buildings	6,611,818	-	-
Plant and equipment	89,654	-	-
	6,701,472	-	-

The Company is progressing the possible sale of certain land and buildings which were considered as non-core assets. The Company expects sale to be completed during the year ending December 31, 2016.

Consolidated Financial Statements  INTEROIL CORPORATION   32

InterOil Corporation Notes to Consolidated Financial Statements (Expressed in United States dollars)

10.	Plant and equipment

	Refinery	Land and Buildings	Plant and Equipment	Motor Vehicles	Deferred Project Costs and Work in Progress	Totals
At January 1, 2013:
Opening net book value	171,143,872	27,821,863	26,989,544	4,068,192	25,007,786	255,031,257
Additions	-	627,936	671,202	112,780	18,662,673	20,074,591
Disposals	(156,913)	(202,341)	(817,904)	(7,109)	-	(1,184,267)
Transfers from work in progress	5,351,782	2,698,044	7,422,570	1,403,748	(16,876,144)	-
Reclassification to other asset categories	-	551,078	(551,078)	-	-	-
Depreciation for the period	(12,346,045)	(2,011,357)	(5,375,114)	(1,575,983)	-	(21,308,499)
Exchange differences	-	(2,289,019)	(2,867,830)	(475,794)	(2,596,477)	(8,229,120)
Closing net book value	163,992,696	27,196,204	25,471,390	3,525,834	24,197,838	244,383,962

At December 31, 2013:
Cost	259,735,971	40,282,049	57,110,405	9,222,237	24,197,838	390,548,500
Accumulated depreciation	(95,743,275)	(13,085,845)	(31,639,015)	(5,696,403)	-	(146,164,538)
Net book value	163,992,696	27,196,204	25,471,390	3,525,834	24,197,838	244,383,962

Year ended December 31, 2014:
Opening net book value	163,992,696	27,196,204	25,471,390	3,525,834	24,197,838	244,383,962
Additions	-	49,207	87,840	-	11,726,541	11,863,588
Disposals	(166,504)	-	(447,884)	(5,767)	-	(620,155)
Transfers from work in progress	5,079,416	1,560,196	8,718,393	1,687,951	(17,045,956)	-
Reclassification to other asset categories	-	180,897	(180,897)	-	-	-
Depreciation for the period	(5,824,249)	(1,554,616)	(4,220,679)	(954,239)	-	(12,553,783)
Exchange differences	-	(38,107)	(61,581)	(8,109)	(23,836)	(131,633)
Disposal of subsidiaries	(163,081,359)	(20,767,490)	(25,157,263)	(3,552,204)	(18,120,298)	(230,678,614)
Closing net book value	-	6,626,291	4,209,319	693,466	734,289	12,263,365

At December 31, 2014:
Cost	-	9,935,809	5,028,356	1,013,838	734,289	16,712,292
Accumulated depreciation	-	(3,309,518)	(819,037)	(320,372)	-	(4,448,927)
Net book value	-	6,626,291	4,209,319	693,466	734,289	12,263,365

Year ended December 31, 2015:
Opening net book value	-	6,626,291	4,209,319	693,466	734,289	12,263,365
Additions	-	-	-	-	2,482,395	2,482,395
Disposals	-	-	(4,083)	(68,788)	-	(72,871)
Transfers from work in progress	-	1,146,387	1,189,189	45,473	(2,381,049)	-
Depreciation for the period	-	(1,160,860)	(1,892,141)	(220,320)	-	(3,273,321)
Impairment loss	-	-	(474,761)	-	-	(474,761)
Reclassification to assets held for sale	-	(6,611,818)	(89,654)	-	-	(6,701,472)
Closing net book value	-	-	2,937,869	449,831	835,635	4,223,335

At December 31, 2015:
Cost	-	1,222,346	5,423,049	938,335	835,635	8,419,365
Accumulated depreciation	-	(1,222,346)	(2,485,180)	(488,504)	-	(4,196,030)
Net book value	-	-	2,937,869	449,831	835,635	4,223,335

Depreciation for the year ended December 31, 2015 was $3,273,321 (2014 - $12,553,783, 2013 - $21,308,499), of which $525,612 (2014 - $3,628,158, 2013 - $5,733,144) was recognized as depreciation expense in the consolidated income statement and the balance of $2,747,709 (2014 - $8,925,625, 2013 - $15,575,355) relates to depreciation expense of discontinued operations and amounts capitalized within exploration and evaluation assets.

Consolidated Financial Statements  INTEROIL CORPORATION   33

InterOil Corporation Notes to Consolidated Financial Statements (Expressed in United States dollars)

11.	Exploration and evaluation assets

Costs of exploration and evaluation assets which are not subject to depletion are as follows:

	December 31,	December 31,	December 31,
	2015	2014	2013
	$	$	$
Infrastructure and drilling and construction equipment	-	1,759,251	205,116,854
Drilling consumables and spares	-	32,659,831	20,452,801
Petroleum Retention License drilling programs (Unproved)	312,289,360	83,939,901	349,043,785
Petroleum Prospecting License drilling programs (Unproved)	189,434,766	206,682,990	10,193,583
Gross Capitalized Costs	501,724,126	325,041,973	584,807,023
Accumulated depletion and amortization
Unproved oil and gas properties	-	-	-
Proved oil and gas properties	-	-	-
Net Capitalized Costs	501,724,126	325,041,973	584,807,023

The majority of the costs capitalized under ‘Petroleum Retention License drilling programs (Unproved)’ above relates to the exploration and development expenditure on the Elk, Antelope and Triceratops fields. The majority of the costs capitalized under ‘Petroleum Prospecting License drilling programs (Unproved)’ above relates to the exploratory drilling costs relating to Bobcat-1 and Raptor-1 wells.

The following table discloses a breakdown of the exploration and evaluation costs incurred for the periods ended:

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2015	2014	2013
	$	$	$
Opening balance	325,041,973	584,807,023	510,669,431
Property Acquisition Costs	-	-	-
Exploration Costs	120,201,009	256,562,981	12,890,150
Development Costs - Operator	282,957,045	194,291,826	116,127,393
Development Costs - Non-Operator (1)	48,683,992	-
Add: Premium paid on indirect participating interest buyback transactions	-	41,525,728	-
Less: Indirect participating interest conveyance accounting offset against properties	-	(12,097,363)	(12,451,617)
Less: Total conveyance accounting offset against properties	-	(611,939,426)	-
Less: Costs transferred to income statement on impairment	(78,235,581)	-	-
Less: Costs recovered through cash calls from joint venture partners	(196,924,312)	(128,108,796)	(42,428,334)
Total Costs capitalized	176,682,153	(259,765,050)	74,137,592
Closing balance	501,724,126	325,041,973	584,807,023
Charged to expense
Exploration impairment	78,235,581	-	-
Exploration costs, excluding exploration impairment	121,829,502	34,529,478	18,793,902
Total charged to expense	200,065,083	34,529,478	18,793,902
Exploration and Evaluation Assets Net Additions (capitalized and expensed)	376,747,236	(225,235,572)	92,931,494

(1) Operatorship of the PRL 15 joint venture comprising of Total, Oil Search and InterOil was transferred to Total on August 1, 2015.

On August 12, 2015, the Company advised the market that the Wahoo-1 sidetrack operations had not intersected a carbonate reservoir and subsequently plugged and abandoned the well. As a result, during the year ended December 31, 2015, the Company expensed $78.2 million of costs relating to the Wahoo exploration costs within ‘Exploration impairment’ in the Consolidated Income Statement.

Consolidated Financial Statements  INTEROIL CORPORATION   34

InterOil Corporation Notes to Consolidated Financial Statements (Expressed in United States dollars)

11.	Exploration and evaluation assets (cont’d)

Gross and Net Cash Expenditure on exploration and evaluation assets:

The following table discloses a breakdown of the net cash expenditure on exploration and evaluation assets as disclosed in the consolidated statements of cash flows for the periods ended:

	Year ended
	December 31,	December 31,	December 31,
	2015	2014	2013
	$	$	$
Expenditure on exploration and evaluation assets	(447,995,841)	(457,393,642)	(128,285,583)
Proceeds from joint venture cash calls	197,330,184	129,633,143	29,942,167
Net expenditure on exploration and evaluation assets	(250,665,657)	(327,760,499)	(98,343,416)

The following table discloses a breakdown of the gain realized on conveyance of exploration and evaluation assets for the periods ended:

	Year ended
	December 31,	December 31,	December 31,
	2015	2014	2013
	$	$	$

Gain on conveyance of oil and gas properties
Conveyance accounting of IPI Agreement (note 15)	-	-	500,071
Conveyance of PRL 15 interest (40.1275% of the property)	-	340,540,011	-
	-	340,540,011	500,071

Total Sale and Purchase Agreement for PRL 15:

On March 26, 2014, the Company signed and closed the Total SSA, under which Total acquired through the purchase of all shares in a wholly owned subsidiary of InterOil, a gross 40.1275% interest in PRL 15, which contains the Elk and Antelope gas fields. InterOil received $401.3 million as a completion payment, and became entitled to receive $73.3 million upon a final investment decision on Papua LNG project, and $65.5 million upon the first LNG cargo from such LNG project. In addition to these fixed amounts, Total is obliged to make variable payments for gas amounts in PRL 15 that are in excess of 3.5 tcfe, based on certification by two independent certifiers following the results of the appraisal program in PRL 15. Payment for resources greater than 5.4 tcfe will be paid at certification, and payment for resources between 3.5 tcfe and up to 5.4 tcfe is paid on final investment decision of the Papua LNG project.

Conveyance accounting:

Based on the accounting policies followed by the Company, conveyance accounting is triggered on the sale of a property, where applying judgment to the facts presented, it concludes that sufficient risks and benefits of ownership has passed to the transferee. If a part of the interest in an unproved property is sold, the amount received shall be treated as a recovery of cost. If the sales price exceeds the carrying amount of a property, a gain shall be recognized in the amount of such excess. As the Elk and Antelope fields did not have proved reserves as at the date of accounting for this transaction, the amounts received were first treated as a recovery of cost, and only amounts received over the carrying amount of the property were booked as a gain on conveyance of the asset.

The conveyance accounting for the Total SSA was recorded for in the year ended December 31, 2014. The following table presents the cash flows and the resulting gain on conveyance that was recorded for the year ended December 31, 2014.

Conveyance accounting (excluding FID and cargo payments, and appraisal carry on wells within PRL 15) based on Gaffney Cline certified best case scenario of 7.10 Tcfe	Year ended December 31, 2014 $

Conveyance proceeds received	401,338,497
Conveyance proceeds receivable	593,887,729
995,226,226

Discounted value of cash flows	953,231,438
Less allocation against oil and gas properties in the balance sheet	(611,939,426)
Less discounted value of cash flows payable to IPI partners	(752,001)
Gain on conveyance for the period	340,540,011

Consolidated Financial Statements  INTEROIL CORPORATION   35

InterOil Corporation Notes to Consolidated Financial Statements (Expressed in United States dollars)

11.	Exploration and evaluation assets (cont’d)

No cash flows relating to final investment decision or subsequent first LNG cargo payments relating to the Elk and Antelope fields have been included within the cash flows calculation above. The discounted value of cash flows has been calculated using a discount rate of 8.23%. In deriving the discount rate, management has used the risk free rate on US treasury securities and added a risk premium on lending for PNG.

On March 26, 2014, the Company also completed the acquisition from IPI (as defined herein) holders of an additional 1.0536% participating interest in PRL 15 for consideration of $41.53 million satisfied by the issuance of 688,654 common shares of the Company, plus additional variable resource payments if interim or final resource certifications exceeds 7.0 tcfe under the Total SSA. Accordingly, the gain on conveyance for the Total transaction has been reduced by the discounted value of cash flows that would be payable to the IPI holders assuming a resource estimate of 7.10 tcfe.

At each following reporting period, the timing of expected cash flows will be assessed to take into account any changes to the underlying risk factors used in the calculation along with changes to resource estimates. During June 2015, the Company adjusted the expected cash flow timing of the Interim Resource Payment from December 2015 to June 2016 to accommodate the drilling of Antelope-4 and Antelope-6. The Company recalculated the carrying amount of the receivable by computing the present value of estimated future cash flows at the original effective interest rate and the adjustment has been recognized in profit or loss. Refer to note 8 for further details regarding this adjustment.

Resource estimate used:

The cash flows listed above have been calculated using a certification provided by GCA, which certified a best case scenario of 7.1 tcfe of natural gas and natural gas liquids in the Elk and Antelope fields. GCA is a recognized certifier under the Total SSA. The certification payment under the Total SSA will vary based on the resources certified as part of the interim resources certification process.

The above calculation also does not take into account any potential discovery bonus payable by Total to InterOil in the event that the required exploration well to be drilled within the area covered by PRL 15, but outside the Elk and Antelope fields, is successful in identifying hydrocarbons.

12.	Income taxes

(a)	Income tax expense

The combined income tax expense in the consolidated income statements reflects an effective tax rate which differs from the expected statutory rate (combined federal and provincial rates). Differences for the years ended were accounted for as follows:

	December 31,	December 31,	December 31,
	2015	2014	2013
	$	$	$
(Loss)/profit before income taxes and non controlling interest from continuing operations	(240,926,598)	219,081,760	(57,975,844)
Statutory income tax rate	30.00%	30.00%	30.00%
Computed tax expense/(benefit)	(72,277,979)	65,724,528	(17,392,753)

Effect on income tax of:
Losses/(income) in foreign jurisdictions not deductible/(assessable)	1,714,518	(376,393)	(4,158,530)
Non-deductible stock compensation expense	2,014,328	1,106,252	841,840
Non-deductible interest expense	-	754,098	658,680
Non-taxable gain on conveyance of exploration assets	-	(101,455,049)	(150,021)
Effect of currency translation on tax base	324,360	231,432	49,324
Tax rate differential in foreign jurisdictions	(455,798)	(210,277)	(85,267)
Under/(over) provision for income tax in prior years	136,204	(32,983)	284,738
Tax losses for which no future tax benefit has been brought to account	69,600,832	35,645,618	21,563,410
Other - net	(27,048)	(267,796)	(671,202)
Income tax expense from continuing operations	1,029,417	1,119,430	940,219

Gains of a capital nature do not constitute ordinary income in Papua New Guinea for taxation purposes; hence the gain on conveyance of exploration assets in the table above is noted as non-taxable.

Consolidated Financial Statements  INTEROIL CORPORATION   36

InterOil Corporation Notes to Consolidated Financial Statements (Expressed in United States dollars)

12.	Income taxes (cont’d)

(b)	Deferred income tax

The gross movement on the deferred income tax account is as follows:

	December 31,	December 31,	December 31,
	2015	2014	2013
	$	$	$
At January 1	-	48,230,688	63,526,458
Charge to the income statement (continuing operations)	-	(557,406)	(222,981)
Charge to the income statement (discontinued operations)	-	(1,211,177)	(6,782,564)
Disposal of subsidiaries	-	(46,353,729)	-
Exchange differences	-	(108,376)	(8,290,225)
At December 31	-	-	48,230,688

The movement in deferred income tax assets and liabilities during the year, without taking into consideration the offsetting of balances within the same tax jurisdiction, is as follows:

	Tax losses	Other	Tax depreciation	Unrealized foreign exchange (gains)/losses	Total
Deferred tax assets and liabilities	$	$	$	$	$
At January 1, 2013	46,878,953	2,350,584	14,108,165	188,756	63,526,458
Charge to the income statement (continuing operations)	-	151,848	(367,176)	(7,653)	(222,981)
Charge to the income statement (discontinued operations)	(2,670,996)	1,623,353	(7,543,666)	1,808,745	(6,782,564)
Exchange differences	(6,110,368)	(528,958)	(1,497,181)	(153,718)	(8,290,225)
At December 31, 2013	38,097,589	3,596,827	4,700,142	1,836,130	48,230,688
Charge to the income statement (continuing operations)	-	(776,253)	191,696	27,151	(557,406)
Charge to the income statement (discontinued operations)	(322,830)	1,531,903	(830,634)	(1,589,616)	(1,211,177)
Disposal of subsidiaries	(37,676,732)	(4,349,462)	(4,059,244)	(268,291)	(46,353,729)
Exchange differences	(98,027)	(3,015)	(1,960)	(5,374)	(108,376)
At December 31, 2014	-	-	-	-	-
Charge to the income statement (continuing operations)	-	-	-	-	-
Charge to the income statement (discontinued operations)	-	-	-	-	-
Exchange differences	-	-	-	-	-
At December 31, 2015	-	-	-	-	-

The Company has temporary differences and losses carried forward in relation to exploration expenditure incurred in PNG of $968,195,854 as at December 31, 2015. The Company also has net temporary differences of $35,077,970 and losses carried forward of $166,649,733 in relation to expenditure incurred in Canada as at December 31, 2015. No deferred tax assets have been recognized for this expenditure. Management will consider the recognition of the deferred tax assets when there is more certainty around the timing of assessable income in the Company’s operations.

The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the actual levels of past taxable income, scheduled reversal of deferred tax liabilities, projected future taxable income, projected tax rates and tax planning strategies in making this assessment.

Consolidated Financial Statements  INTEROIL CORPORATION   37

InterOil Corporation Notes to Consolidated Financial Statements (Expressed in United States dollars)

13.	Trade and other payables

	December 31,	December 31,	December 31,
	2015	2014	2013
	$	$	$
Trade payables - crude import	-	-	58,984,337
Onerous contracts and restructuring provisions	59,414,419	820,256	-
Other accounts payable and accrued liabilities	97,270,258	123,460,849	59,608,010
Petromin cash calls received	15,435,000	15,435,000	15,435,000
Total trade and other payables	172,119,677	139,716,105	134,027,347

(a) Onerous contracts and restructuring provision

During the year ended December 31, 2015, the Company began a restructuring project as a result of the transition of operatorship of PRL 15 to Total and the reduction in activity in the Company’s other license areas. The Company incurred $13.3 million during the year ended December 31, 2015 in relation to retrenchment of employees and onerous telecommunications contracts, which is included in administrative and general expenses and legal and professional fees in the consolidated income statement. Of this amount, $10.9 million was included within trade and other payables as at December 31, 2015. In addition to these costs, the Company provided for onerous rig rental contracts at December 31, 2015, at a cost of $48.5 million, which is included in exploration costs in the consolidated income statement.

During the year ended December 31, 2014, the Company completed the closure of its Australian office and the transition of the functions performed by that office to its PNG and Singapore offices. The Company incurred $12.0 million during the year ended December 31, 2014 on the completion of this restructuring, which is included in administrative and general expenses and legal and professional fees in the consolidated income statement.

(b) Petromin participation in Elk and Antelope fields

On October 30, 2008, Petromin PNG Holdings Limited (”Petromin”), a government entity mandated to invest in resource projects on behalf of the State, entered into an agreement to contribute funds relation to development of an LNG project for commercialization of the Elk and Antelope fields. The obligation to fund its portion of the costs of developing the field, including sunk costs, also applies upon issuance of the Petroleum Development License (“PDL”). $15,435,000 was received from Petromin and at the end of the 2011 year, the parties agreed that the agreement had terminated. InterOil’s position is that the cash contributions made by Petromin to date to fund the development will be held and credited against the State’s obligation to contribute its portion of sunk costs upon grant of the PDL.

14.	Secured and unsecured loans

	December 31,	December 31,	December 31,
	2015	2014	2013
	$	$	$
Secured loan (ANZ PNG, BSP & BNP Syndication) - current portion	-	-	16,000,000
Secured loan (ANZ PNG, BSP & BNP Syndication) - deferred financing costs	-	-	(818,315)
Secured loan (BSP & Westpac facility)	-	-	24,780,077
Secured loan (BSP & Westpac facility) - deferred financing costs	-	-	(1,012,178)
Secured loan (Credit Suisse)	130,000,000	-	100,000,000
Secured loan (Credit Suisse) - deferred financing costs	-	-	(4,174,507)
Total current portion of loans	130,000,000	-	134,775,077

Secured loan (ANZ PNG, BSP & BNP Syndication) - non current portion	-	-	68,000,000
Secured loan (ANZ PNG, BSP & BNP Syndication) - deferred financing costs	-	-	(2,318,575)
Total non current secured loan	-	-	65,681,425

Total secured and unsecured loans	130,000,000	-	200,456,502

All facilities outstanding as at December 31, 2013, except the Credit Suisse led secured facility, was full repaid and cancelled prior to the completion of the sale agreement with Puma on June 30, 2014.

Consolidated Financial Statements  INTEROIL CORPORATION   38

InterOil Corporation Notes to Consolidated Financial Statements (Expressed in United States dollars)

14.	Secured and unsecured loans (cont’d)

(a)	Credit Suisse led Secured Facility

On June 17, 2014, the Company entered into a $300.0 million syndicated, senior secured capital expenditure facility through a consortium of banks led by Credit Suisse. The facility is supported by the participating lenders Commonwealth Bank of Australia (“CBA”), Australia and New Zealand Banking Group (PNG) Limited (“ANZ PNG”), UBS A.G. (“UBS”), Macquarie Group Limited (“Macquarie”), Bank of South Pacific Limited (“BSP”), Westpac Bank PNG Limited (“Westpac”), The Bank of Tokyo-Mitsubishi UFJ (“MUFJ”) and Societe Generale S.A. (“SocGen”). The facility is secured by the Company’s subsidiaries’ assets. The facility has an annual interest rate of LIBOR plus 5% and matures at the end of 2016. As of December 31, 2015, the Company had drawn down $130.0 million under the facility.

As at December 31, 2015, the Company was in compliance with the applicable debt covenants, which include a defined calculation for gearing not to exceed 60% at any time, a requirement that the equity does not fall below $500.0 million at any time. Agreed expenditure limits are tested for the six months period ending March 31 and September 30 each year.

During the year ended December 31, 2015 the weighted average interest rate was 5.36% (Dec 2014 – 5.74%, Dec 2013 – 5.65%) and the total interest expense under this facility included in finance costs was $951,981 (Dec 2014 - 4,303,388, Dec 2013 - $471,201). In addition, financing costs including commitment fees relating to this facility of $12.0 million (of which $4.8 million relates to the refinancing completed in March 2015) were expensed during the year ended December 31, 2015 (Dec 2014 - $16.9 million).

15.	Indirect participation interests

	December 31,	December 31,	December 31,
	2015	2014	2013
	$	$	$
Indirect participation interest ("IPI") - current portion	-	7,449,409	12,097,363
Total current indirect participation interest	-	7,449,409	12,097,363

Indirect participation interest ("IPI") - non current portion	7,449,409	-	7,449,409
Total non current indirect participation interest	7,449,409	-	7,449,409

Total indirect participation interest	7,449,409	7,449,409	19,546,772

(a) Indirect participation interests (“IPI”)

	December 31,	December 31,	December 31,
	2015	2014	2013
	$	$	$
IPI funds received	125,000,000	125,000,000	125,000,000
value of conversion option transferred to equity	(20,000,000)	(20,000,000)	(20,000,000)
less financing fees and transaction costs	(8,138,741)	(8,138,741)	(8,138,741)
IPI liability balance at initial recognition	96,861,259	96,861,259	96,861,259
less allocation of costs of wells	(51,204,346)	(51,204,346)	(39,106,983)
less conversion of IPI interests	(13,851,160)	(13,851,160)	(13,851,160)
less buyback of IPI interests	(24,356,344)	(24,356,344)	(24,356,344)
Balance at end of period	7,449,409	7,449,409	19,546,772

Consolidated Financial Statements  INTEROIL CORPORATION   39

InterOil Corporation Notes to Consolidated Financial Statements (Expressed in United States dollars)

15.	Indirect participation interests (cont’d)

The IPI balance relates to $125,000,000 received by InterOil subject to the terms of the agreement dated February 25, 2005 between the Company and a number of investors (the “IPI Agreement”). In exchange InterOil had provided the investors with a 25% interest in an eight well drilling program to be conducted in InterOil’s Petroleum Prospecting License (“PPL”) 236, 237 and 238, which have since been replaced by PPL 474, 475, 476 and 477. The funds of $125,000,000 were partly accounted for as a non-financial liability and partly as a conversion option. The non-financial liability was initially valued at $105,000,000, being the estimated expenditures to complete the eight well drilling program, and the residual value of $20,000,000 has been allocated to the conversion option presented under shareholder’s equity. InterOil also paid financing fees and transaction costs of $8,138,741 related to the indirect participation interest on behalf of the indirect participation interest investors (the “IPI Investors”) in 2005. These fees have been allocated against the non-financial liability, reducing the liability to $96,861,259. When an investor elects to participate in a PRL or when the investor forfeits the conversion option, conveyance accounting will be applied. This entails determination of proceeds for the interests conveyed and the cost of that interest as represented in the ‘Oil and gas properties’ in the balance sheet. The difference between proceeds on conveyance and capitalized costs to the interests conveyed will be recognized as gain or loss in the income statement. As at December 31, 2015, none of the IPI investors had any conversion rights outstanding.

Under the IPI Agreement, InterOil is responsible for drilling eight exploration wells. In the instance that InterOil proposes appraisal or completion of an exploration or development well, the IPI Investors will be asked to contribute to the completion work in proportion to their pro rata percentage and InterOil will bear the remaining cost. InterOil has made cash calls for the completion, appraisal and development programs performed on the exploration or development wells that form part of the IPI Agreement.

InterOil has drilled seven exploration wells under the IPI agreement as at December 31, 2015. During the year ended December 31, 2014, $12,097,363 of the costs incurred on the Raptor-1, Wahoo-1 and Bobcat-1 exploration wells were allocated against the IPI liability. As of December 31, 2014, the Company anticipated drilling the final remaining exploration well within the twelve month period and therefore accounted for the IPI liability as a current portion of the liability as at December 31, 2014. However, in 2015, the Company has deferred drilling of any further exploration wells by at least twelve months in line with the Company’s commitments on these licenses. The final well under this agreement, which has to be drilled within PPL 476, is not expected to be drilled within twelve months of the balance sheet date, hence the non-financial liability allocated to the final well of $7,449,409 has been classified as a long term liability as at December 31, 2015.

From the date of the agreement up to December 31, 2015, the following transactions have occurred:

(i) Increase in InterOil’s direct interest in the IPI program by 10.915% due to the following:

-	Conversion of IPI interests: Prior to the year ended December 31, 2014, certain IPI Investors representing a 3.575% interest in the IPI Agreement have exercised their right to convert their interest into common shares resulting in issuance of 476,667 InterOil common shares. These conversions reduced the initial IPI liability balance by $13,851,160 and the initial conversion option balance by $2,860,000.

-	Buyback of IPI interests by the Company: Prior to the year ended December 31, 2014, certain IPI investors representing a 6.2864% interest in the IPI agreement have sold their interest to the Company. On March 26, 2014, the Company completed the acquisition of an additional 1.0536% participating interest in PRL 15 for consideration of $41.53 million satisfied by the issue of 688,654 common shares of the Company, plus additional variable resource payments if interim or final resource certifications exceeds 7.0 tcfe. Amounts paid over the recognized liability amounts have been capitalized to exploration and evaluation assets in the balance sheet in accordance with conveyance accounting policy.

(ii) Waiver or forfeiture of conversion rights resulting in conveyance accounting

-	Certain IPI investors representing a 14.1386% interest in the IPI Agreement have waived their right to convert their IPI percentage into 1,885,147 common shares. As a result, conveyance was triggered on this portion of the IPI Agreement, which reduced the IPI liability by $37,091,615.

-	During the year ended December 31, 2012, several IPI Investors were registered on PRL 15. Under the IPI Agreement, when an investor is registered on a PRL, they forfeit their right to convert their IPI percentage into common shares. One of the investors now registered on PRL 15 had not previously waived their right to convert their 1% percent interest into 133,333 common shares. Therefore, following registration on PRL 15, their conversion rights have now been forfeited and conveyance was triggered on this portion of the IPI agreement, which reduced the IPI liability by $2,015,368.

Consolidated Financial Statements  INTEROIL CORPORATION   40

InterOil Corporation Notes to Consolidated Financial Statements (Expressed in United States dollars)

15.	Indirect participation interests (cont’d)

(b) Indirect participation interest – PNGDV

As at December 31, 2015, the balance of the PNG Drilling Ventures Limited ("PNGDV") indirect participation interest in the Company’s phase one exploration program within the area governed by PPL 474, 475, 476 and 477 (previously PPL 236, 237 and 238) is nil (Dec 2014 - nil, Dec 2013 - nil). This balance is based on the initial liability recognized in 2006 of $3,588,560 relating to its obligation to drill the four exploration wells on behalf of the investors, being reduced by amounts already incurred in fulfilling the obligation. During the year ended December 31, 2013, the remaining balance of this obligation was allocated against the costs incurred during the year on preparatory work on two exploration wells. PNGDV had a 6.75% interest in the four exploration wells, being Elk-1, Antelope-1, Wahoo-1 and Bobcat-1.

PNGDV also has the right to participate in the 16 wells that follow the first four mentioned above up to an interest of 5.75% at a cost of $112,500 per 1% per well (with higher amounts to be paid if the depth exceed 3,500 meters and the cost exceeds $8,500,000). During the year 2014, they elected to participate in the Raptor work program, being the first of the sixteen wells that they have the right to participate.

(c) PNG Energy Investors (“PNGEI”)

On October 24, 2013, the Company entered into an Exchange Agreement with PNGEI to buy back their 4.25% indirect participation interest percentage under the amended PNGEI agreement dated May 12, 2004, including their interest and rights to future distributions in exchange for 100,000 common shares of the Company, valued at $6,837,000. The full amount of this settlement has been recognized as an expense and is included under ‘exploration costs’ in the consolidated income statement.

16.	Contributions from joint venture partner

On July 27, 2012, the Company executed a farm in agreement (the “Farm-In Agreement”) with Pacific Exploration and Production Corp formerly Pacific Rubiales Energy Corp. (“PRE”) for PRE to be able to earn a 10.0% net (12.9% gross) participating interest in the PPL 475 onshore Papua New Guinea, including the Triceratops structure located within that license. PRE's gross participating interest will be subject to the Government of PNG's back-in rights provided for in relevant PNG legislation. Additionally, PRE has the option to withdraw from participation at various stages of the work program and to be reimbursed up to US$96.0 million of the $116.0 million initial cash payment (which does not include carried costs) out of future upstream production proceeds.

Pacific LNG Operations Ltd., an affiliate of Clarion Finanz A.G., and its affiliates (“PacLNG”) are participating on a 25% beneficial equity basis in the portion of the farm-in transaction relating to the Triceratops structure (2.5% net and 3.225806% gross participating interest), by reducing PacLNG’s indirect participating interest in the Triceratops structure. As a result, PacLNG will receive credits for 25% of the payments PRE makes under the farm-in transaction relating to the Triceratops structure. PacLNG also received a commission fee of 2.5% of resource payments made by PRE (other than carried costs). Certain other indirect participating interest holders have also elected to participate in the farm-in transaction (0.510812% net and 0.659100% gross participating interest) and are therefore also entitled to credits for the payments PRE makes under the farm-in transaction relating to the Triceratops structure.

Amounts paid to PacLNG (including commission fee) or other indirect participating interest holders as part of this transaction will be reimbursable back to the Company (under same terms as reimbursable to PRE) if PRE exercises its option to terminate the Farm-In Agreement at any stage of the work program.

As at December 31, 2015, PRE has paid the full amount of the staged cash payments of $116.0 million. Based on the company’s disclosed policy on successful efforts accounting for oil and gas properties and accounting guidance under ASC 932-360, as the payment of $20.0 million is non-refundable, conveyance accounting was applied to this payment during the year ended December 31, 2012. The remaining $96.0 million was refundable if PRE decides to withdraw from the program, hence conveyance accounting was not triggered on this payment. As such, cash payments received under the Initial Cash Payment was to be retained on the balance sheet as a long-term liability until the Initial Resource Payment has been received, at which time management expected the conveyance to be triggered on these payments. The Initial Resource Payment is payable by PRE within one month after a discovery in Triceratops is considered to be commercial and the necessary resource certifications have been obtained.

The credit of $27.3 million due to PacLNG and other indirect participating interest holders as a result of the Initial Cash Payment of $96.0 million was provided. In addition, the 2.5% commission payable to PacLNG of $2.4 million was paid to PacLNG during the quarter ended June 30, 2013. However, as the $96.0 million is potentially refundable to PRE if they decide to exit the program, the $27.3 million credit allocated to PacLNG and other indirect participating interest holders and the 2.5% commission payable to PacLNG are also refundable from PacLNG and have therefore been recognized as a non-current receivable.

Consolidated Financial Statements  INTEROIL CORPORATION   41

InterOil Corporation Notes to Consolidated Financial Statements (Expressed in United States dollars)

16.	Contributions from joint venture partner (cont’d)

In August 2015, the Company received notification from PRE of their intention to withdraw from further participation in PPL 475. In accordance with the Farm-In Agreement, the Company is required to refund to PRE $3.0 million in monthly installments commencing in the month subsequent to the Company’s receipt of any net cash proceeds from commercial sale of product from PRL 15, although the $3.0 million must be repaid in full within 6 years of receiving the notification, or if the Company’s interest in PRL 15 becomes less than 30%.

In fourth quarter of 2015, the Company received notification from PRE of their intention to withdraw from further participation in PRL 39. The Farm-In Agreement provides that following an effective withdrawal by PRE, the Company is required to refund to PRE $93.0 million in monthly instalments commencing in the month subsequent to receipt by the Company of any net cash proceeds from commercial sale of product from PRL 15, although the $93.0 million must be repaid in full within 6 years of receiving the withdrawal notification, or if the Company’s interest in PRL 15 becomes less than 30%. Following withdrawal of PRE, the Company also has a receivable of $29.7 million which is refundable from PacLNG, and other indirect participating interest holders, under the same terms as the amount refundable to PRE.

The amounts payable to PRE and the corresponding credit and commission fee of $29.7 million are being treated as a financial liability and financial asset respectively. As a result, the Company calculated the fair value of these balances using the effective interest rate method and derived a discount rate of 8.36% based on an assessment of comparable liabilities. The Company has also assumed that its interest will become less than 30% in the first quarter of 2018 when it is expected that the State of Papua New Guinea will elect to exercise its option to participate within the PRL 15 development. Using a discount rate of 8.36% and the expected cash flow date of the first quarter of 2018, the Company has calculated the fair value of the repayment obligation to PRE to be $80,138,254 and the fair value of the receivable from PacLNG and other IPI partners to be $24,793,218. This has resulted in a reduction to the long term liability to PRE at December 31, 2015 of $15,861,746, and a reduction in the long term receivable from PacLNG and other IPI partners of $4,907,316.

17.	Share capital and reserves

The authorized share capital of the Company consists of an unlimited number of common shares with no par value and an unlimited number of preferred shares, of which 1,035,554 series A preferred shares are authorized. Each common share entitles the holder to one vote.

(a) Common shares - Changes to issued share capital were as follows:

	Number of shares	$

January 1, 2013	48,607,398	928,659,756

Shares issued on exercise of options under Stock Incentive Plan	408,667	11,329,836
Shares issued on vesting of restricted stock units under Stock Incentive Plan	101,177	7,055,681
Shares issued on buyback of PNGEI interest	100,000	6,837,000

December 31, 2013	49,217,242	953,882,273

Shares issued on exercise of options under Stock Incentive Plan	127,400	3,623,272
Shares issued on vesting of restricted stock units under Stock Incentive Plan	111,505	7,283,299
Shares issued on buyback of IPI interest in PRL 15	688,654	41,525,728
Shares buyback	(730,000)	(14,620,792)

December 31, 2014	49,414,801	991,693,780

Shares issued on vesting of restricted stock units under Stock Incentive Plan	158,010	8,664,540

December 31, 2015	49,572,811	1,000,358,320

Consolidated Financial Statements  INTEROIL CORPORATION   42

InterOil Corporation Notes to Consolidated Financial Statements (Expressed in United States dollars)

17.	Share capital and reserves

During the year ended December 31, 2014, the Company redeemed 730,000 common shares through market purchases at a weighted-average price of $57.16. The total purchase price of the buyback was $41,753,893. All shares purchased by the Company were cancelled. The Company’s share capital was reduced by an amount equal to the carrying value of the redeemed shares. The remainder was recorded as a reduction to contributed surplus of $8,077,658, being the excess contributed surplus balance excluding the value of any outstanding share compensation related to employee stock options and restricted stock; and a reduction to retained earnings of $19,055,444 on the consolidated statement of changes in equity. The Company did not undertake any buyback of common shares in 2015.

(b) Preferred shares - No preferred shares are issued, or were issued at any time during the year ended December 31, 2015 (Dec 2014 – nil, Dec 2013 - nil).

(c) Nature and purpose of reserves

-	Foreign currency translation reserve: Exchange differences arising on translation of foreign controlled entities are recognized in other comprehensive income and accumulated in a separate reserve within equity. The cumulative amount has been reclassified to profit or loss on the disposal of the downstream assets to Puma during the year 2014.

-	Available-for-sale financial assets: Changes in the fair value and exchange differences arising on translation of investments, such as equities classified as available-for-sale financial assets, are recognized in other comprehensive income and accumulated in a separate reserve within equity. Amounts are reclassified to profit or loss when the associated assets are sold or impaired.

-	Conversion options: This reserve was used to recognize the value of the conversion option included in the agreement with IPI Investors (refer to note 15). This balance was transferred to contributed surplus in the year ended December 31, 2013 as none of the IPI Investors had any conversion rights outstanding.

-	Contributed surplus: The contributed surplus reserve is used to recognize the fair market value of employee stock options and restricted stock units that have not been forfeited or been exercised. In addition, when IPI investors waived their conversion options, the balance in the conversion options equity account was transferred to contributed surplus. Similarly, upon redemption of the convertible notes, the balance in the convertible notes equity account was transferred to contributed surplus.

18.	2.75% convertible notes

On November 10, 2010, the Company issued $70,000,000 unsecured 2.75% convertible notes with a maturity of five years. The note holders had the right to convert their notes into common shares at any time at a conversion rate of 10.4575 common shares per $1,000 principal amount of notes (which results in an effective initial conversion price of approximately $95.625 per share). The Company had the right to redeem the notes if the daily closing sale price of the common shares had been at least 125% of the conversion price then in effect for at least 15 trading days during any 20 consecutive trading day period. Accrued interest on these notes was to be paid semi-annually in arrears, in May and November of each year, commencing May 2011.

The liability component on initial recognition after adjusting for the underwriting placement fee and transaction costs amounted to $51,992,857 and the equity component amounted to $14,298,036. The liability component was accreted over the five year maturity period to bring the liability back to the carrying value. During the year ended December 31, 2013, $2,000 of notes was converted in exchange for cash, leaving $69,998,000 of convertible notes outstanding at December 31, 2013 and 2014.

The accretion expense relating to the note liability for the year ended December 31, 2015 was $3,496,006 (Dec 2014 - $3,839,366, Dec 2013 - $3,617,760). In addition to the accretion, interest at 2.75% per annum has been expensed for the year ended December 31, 2015 amounting to $1,673,612 (Dec 2014 - $1,924,945, Dec 2013 - $1,924,959). The interest payable up to November 2015 was paid in cash. In November 2015, the convertible notes were settled with the payment of $69,998,000 to note holders.

Consolidated Financial Statements  INTEROIL CORPORATION   43

InterOil Corporation Notes to Consolidated Financial Statements (Expressed in United States dollars)

19.	Stock compensation

(a) Stock options

Options are issued at no less than market price to directors, certain employees and to a limited number of contractor personnel. Options are exercisable for common shares on a 1:1 basis. Individuals are granted options which only vest if certain performance standards are met, with the vesting of the majority of options issued only being reliant on the individual remaining employed with the Company for a certain time period, while the vesting of some options granted are reliant on various performance conditions. Options vest at various dates in accordance with the applicable individual option agreements, vesting generally between one to four years after the date of grant, have an exercise period of three to five years after the date of grant, and are subject to the option plan rules. Upon resignation or retirement, vested options must generally be exercised within 90 days or before expiry of the options if this occurs earlier.

	December 31, 2015		December 31, 2014		December 31, 2013
Stock options outstanding	Number of options	Weighted average exercise price $	Number of options	Weighted average exercise price $	Number of options	Weighted average exercise price $
Outstanding at beginning of period	410,000	60.03	507,400	49.46	1,066,067	36.20
Granted	-	-	30,000	56.88	90,000	71.07
Exercised	-	-	(127,400)	(17.16)	(408,667)	(16.74)
Forfeited	-	-	-	-	(240,000)	(54.39)
Expired	(200,000)	(52.76)	-	-	-	-
Outstanding at end of period	210,000	66.96	410,000	60.03	507,400	49.46

At December 31, 2015, in addition to the options outstanding as per the above table, there were an additional 480,718 (2014 – 1,034,832, 2013 – 1,146,842) common shares reserved for issuance under the Company’s 2009 stock incentive plan as approved on June 19, 2009.

Options issued and outstanding				Options exercisable
Range of exercise prices $	Number of options	Weighted average exercise price $	Weighted average remaining term (years)	Number of options	Weighted average exercise price $
41.01 to 51.00	15,000	50.70	3.32	15,000	50.70
51.01 to 61.00	30,000	57.24	1.22	30,000	57.24
61.01 to 71.00	45,000	65.40	1.07	45,000	65.40
71.01 to 81.00	120,000	72.01	1.82	60,000	76.28
	210,000	66.96	1.67	150,000	66.65

There were no options granted or exercised during the year ended December 31, 2015. Aggregate intrinsic value of the 210,000 options issued and outstanding as at December 31, 2015 is $8,507,435. Aggregate intrinsic value of 150,000 options exercisable as at December 31, 2015 is $6,115,812. The weighted-average grant-date fair value of options granted during the year ended December 31, 2014 was $40.20 (2013 - $41.77). The total intrinsic value of options exercised during the year ended December 31, 2014 was $1,436,582 (2013 - $4,489,908). Cash received from option exercise under all share-based payment arrangements for the year ended December 31, 2014 was $2,186,690 (2013 - $6,839,928). The weighted-average share price at the date of exercise of options exercised during the year ended December 31, 2014 $48.49 (2013 - $81.77).

The fair value of the 30,000 (2013 – 90,000) options granted during the year ended December 31, 2014 has been estimated at the date of grant in the amount of $1,206,094 (2013 - $3,759,178) using a Black-Scholes pricing model. The compensation expense for the year ended December 31, 2014 of $2,740,367 (2013 – negative $3,154,490) was adjusted against contributed surplus under equity and $1,436,582 (2013 - $4,489,908) was transferred to share capital on exercise of options, leaving a net impact of $1,303,785 (2013 – negative expense of $7,644,398) on contributed surplus.

The assumptions contained in the Black Scholes pricing model are as follows:

Consolidated Financial Statements  INTEROIL CORPORATION   44

InterOil Corporation Notes to Consolidated Financial Statements (Expressed in United States dollars)

19.	Stock compensation (cont’d)

Year	Period	Risk free interest rate (%)	Dividend yield	Volatility (%)	Weighted average expected life for options
2015	Jan 1 to Dec 31	-	-	-	-
2014	Jan 1 to Dec 31	0.9	-	65	5.0
2013	Jul 1 to Dec 31	0.6	-	73	5.0
2013	Jan 1 to Jun 30	0.4	-	73	5.0

The expected volatility used in the Black Scholes pricing model has been based on historical volatility of the Company’s common shares for the period based on the expected life of the options.

(b) Restricted stock

Restricted stock may be issued to directors, certain employees and to a limited number of contractor personnel under the Company’s 2009 stock incentive plan. Restricted stock vests at various dates in accordance with the applicable restricted stock agreement, vesting generally between one to three years after the date of grant, however, some grants have vested immediately. In addition to these time tested restricted stock units, during the year ended December 31, 2015, the Company issued restricted stock to certain employees whereby the number of units to vest is dependent on the Company’s relative total shareholder return performance ranking within a peer group. The Company has considered this vesting condition when calculating the fair value of the restricted stock units granted, by assessing the likely ranking to be achieved by the Company at the date of vesting.

	December 31, 2015		December 31, 2014		December 31, 2013
Restricted stock units outstanding	Number of restricted stock units	Weighted Average Grant Date Fair Value per restricted stock unit $	Number of restricted stock units	Weighted Average Grant Date Fair Value per restricted stock unit $	Number of restricted stock units	Weighted Average Grant Date Fair Value per restricted stock unit $
Outstanding at beginning of period	99,528	63.68	145,668	66.97	153,484	63.89
Granted	466,781	37.50	89,437	59.58	120,378	75.70
Exercised	(167,158)	(54.17)	(128,150)	(64.74)	(112,331)	(70.24)
Forfeited	(12,667)	(51.39)	(7,427)	(67.76)	(15,863)	(70.99)
Expired	-	-	-	-	-	-
Settlement by cash	(1,530)	(59.71)	-	-	-	-
Total	384,954	33.19	99,528	63.68	145,668	66.97

The current year compensation expense of $13,423,751 (2014 - $6,922,035, 2013 - $7,925,461) was adjusted against contributed surplus under equity and $9,055,299 (2014 - $8,295,983, 2013 - $7,890,213) was transferred to share capital on vesting of stock units, leaving a net impact of $4,368,452 (2014 - $1,373,947, 2013 - $35,248) on contributed surplus.

20.	Interest revenue

	Year ended
	December 31,	December 31,	December 31,
	2015	2014	2013
	$	$	$

Interest income on short term deposits	1,252,478	1,371,284	70,675
Interest accretion income on receivable from Total (note 8)	44,290,061	24,826,440	-
Adjustment due to change in timing of estimated cash flows on receivable from Total (note 8)	(25,878,655)	(24,206,783)	-
Interest revenue	19,663,884	1,990,941	70,675

Consolidated Financial Statements  INTEROIL CORPORATION   45

InterOil Corporation Notes to Consolidated Financial Statements (Expressed in United States dollars)

21.	Finance costs

	Year ended
	December 31,	December 31,	December 31,
	2015	2014	2013
	$	$	$

Interest expense on Credit Suisse Secured Loan	951,981	4,303,388	471,201
Interest expense on Westpac and BSP Secured Loan	-	1,341,127	1,035,106
Interest expense on Mitsui Unsecured Loan	-	-	1,298,363
Interest expense on Convertible Notes	1,673,612	1,924,945	1,924,959
Interest accretion on Convertible Notes	3,496,006	3,839,366	3,617,760
Financing fees on Credit Suisse Secured Loan	11,969,851	16,850,197	3,527,796
Financing fees on Westpac and BSP Secured Loan	-	1,172,534	1,158,422
Other finance costs	492	555,504	93,081
Finance costs	18,091,942	29,987,061	13,126,688

22.	Earnings/(loss) per share

Stock options and restricted stock units totaling 594,954 common shares at prices ranging from $31.48 to $77.73 were outstanding as at December 31, 2015. The diluted instruments were not included in the computation of the diluted loss per share from continuing operations in the years ended December 31, 2015 and December 31, 2013 because they caused the loss per share to be anti-dilutive. However, some were included in the computation of the diluted earnings per share from continuing operations for the year ended December 31, 2014.

	Number of shares	Number of shares	Number of shares
Potential dilutive instruments outstanding	December 31, 2015	December 31, 2014	December 31, 2013
Employee stock options	210,000	410,000	507,400
Employee Restricted Stock	384,954	99,528	145,668
2.75% Convertible notes	-	732,004	732,004
Total stock options/shares outstanding	594,954	1,241,532	1,385,072

The income available to the common shareholders and the income available to the dilutive holders, used in the calculation of the numerator in the EPS calculation for the year ended December 31, 2015, December 31, 2014 and 2013 is the net profit/loss from continuing operations as per the Consolidated Income Statement. This is due to the fact that the inclusion of convertible securities in the calculation would result in the EPS being anti-dilutive.

The reconciliation between the ‘Basic’ and ‘Basic and Diluted’ shares, used in the calculation of the denominator in the EPS calculation is as follows:

	Year ended
	December 31,	December 31,	December 31,
	2015	2014	2013
	$	$	$

Basic	49,517,842	49,619,048	48,793,986
Employee stock options	-	22,559	-
Employee restricted stock	-	86,609	-
Diluted	49,517,842	49,728,216	48,793,986

23.	Investment Accounted for using the Equity Method

The Company’s interest in PNG LNG Inc. is governed by a Shareholders’ Agreement signed on July 30, 2007 between InterOil LNG Holdings Inc., a wholly-owned subsidiary of InterOil, and PacLNG. PNG LNG Inc. is resident in The Bahamas with subsidiaries resident in PNG and Australia, the principal activity of which is the previously proposed joint venture of the development of an LNG plant in PNG. As at December 31, 2015, InterOil LNG Holdings Inc. holds 77.165% of the ‘B’ Class shares of PNG LNG Inc.

Consolidated Financial Statements  INTEROIL CORPORATION   46

InterOil Corporation Notes to Consolidated Financial Statements (Expressed in United States dollars)

23.	Interests in Joint Ventures – Equity Accounted (cont’d)

As the original intention of the joint venture was the development of an LNG plant in PNG with PacLNG, the Company is now progressing the LNG Project development jointly with Total, hence the assets within the joint venture were assessed for impairment at December 31, 2014 and as a result, an impairment loss was recognized by the joint venture, with a corresponding impact on the Company’s interest in the joint venture. However, the Company’s share of losses in the joint venture exceeded the Company’s interest in the joint venture and therefore the Company discontinued recognizing its share of further losses of the joint venture when the Company’s interest was reduced to nil. No additional losses are provided for as the Company has no legal or constructive obligation to make payments on behalf of the joint venture for the Company’s share of unrecognized losses/liabilities. The share of losses not recognized by the Company for the year ended December 31, 2015 was $25,486 (2014 - $2,324,494, 2013 – nil).

Information relating to the joint venture is set out below.

Summarized balance sheet	As at

	December 31,	December 31,	December 31,
	2015	2014	2013
	$	$	$

Current assets:
Cash and cash equivalents	122,987	124,432	124,948
Total current assets	122,987	124,432	124,948
Non-current assets:
Oil and gas properties	-	-	25,723,431
Total non-current assets	-	-	25,723,431
Total assets	122,987	124,432	25,848,379

Current liabilities:
Trade and other payables	29,717	34,274	35,820
Due to related parties	79,736	43,596	-
Total current liabilities	109,453	77,870	35,820
Total non-current liabilities	-	-	-
Total liabilities	109,453	77,870	35,820

Net assets	13,534	46,562	25,812,559

Summarized statement of comprehensive income	Year ended

	December 31,	December 31,	December 31,
	2015	2014	2013
	$	$	$

Interest revenue	82	91	370
Depreciation expense	-	-	(527)
Impairment expense	-	(25,723,431)	-
Other expenses	(33,110)	(42,657)	(410,537)
Loss from continuing operations before income taxes	(33,028)	(25,765,997)	(410,694)
Income tax expense	-	-	-
Loss from continuing operations	(33,028)	(25,765,997)	(410,694)
Other comprehensive loss	-	-	-
Total comprehensive loss	(33,028)	(25,765,997)	(410,694)

The information above reflects the amounts presented in the financial statements of the joint venture and not the Company’s share of those amounts. The amounts have been amended to reflect adjustments made by the entity when using the equity method.

The following table provides a reconciliation of the financial information above to the carrying amount of the Company’s interest in the joint venture:

Consolidated Financial Statements  INTEROIL CORPORATION   47

InterOil Corporation Notes to Consolidated Financial Statements (Expressed in United States dollars)

23.	Interests in Joint Ventures – Equity Accounted (cont’d)

	December 31,	December 31,	December 31,
	2015	2014	2013
	$	$	$

Opening net assets January 1	46,562	25,812,559	3,896,541
Loss for the period	(33,028)	(25,765,997)	(410,694)
Adjustment to net assets resulting on alignment of interests	-	-	22,326,712
Other comprehensive income	-	-	-
Closing net assets	13,534	46,562	25,812,559

InterOil's share in %	77.165%	77.165%	77.165%
InterOil's share in $	10,444	35,930	19,918,261
Goodwill	-	-	7,206,569
	10,444	35,930	27,124,830
Allocation against deferred gain on contributions	(10,444)	(35,930)	(9,566,992)
Investment balance at period end	-	-	17,557,838

24.	Related parties

(a) Key management compensation

Key management includes directors (executive and non-executive) and executive officers. The compensation paid or payable to key management for services is shown below:

	December 31,	December 31,	December 31,
	2015	2014	2013
	$	$	$
Salaries and other short-term employee benefits	11,803,269	11,421,468	5,388,237
Post-employment benefits	-	-	43,621
Termination benefits	73,970	2,116,335	8,700,000
Share-based payments	13,426,872	6,047,136	1,575,420
Total	25,304,111	19,584,939	15,707,278

During year ended December 31, 2014, former Chief Financial Officer, Collin Visaggio, and former Chief Operating Officer, William Jasper, retired.  Compensation paid or payable to these officers upon their retirement was $1.5 million and $0.65 million, respectively. During the year ended December 31, 2013, former CEO Phil Mulacek and former Executive VP Christian Vinson retired.  Compensation paid or payable to these officers upon their retirement was $7.2 million and $1.5 million respectively.

(b) Phil Mulacek consultancy services

Phil Mulacek, a former director of InterOil, provided advisory services to the Company during the year ended December 31, 2013.  Under the agreement with Mr. Mulacek, InterOil paid $25,000 a month for his advisory services from May 1, 2013 to December 31, 2013. Amounts paid or payable to Mr. Mulacek for the year ended December 31, 2013 amounted to $200,000. Mr. Mulacek resigned as a director of the Company on November 14, 2013.

Consolidated Financial Statements  INTEROIL CORPORATION   48

InterOil Corporation Notes to Consolidated Financial Statements (Expressed in United States dollars)

25.	Commitments and contingencies

(a) Exploration and debt commitments

Payments due by period contractual obligations are as follows:

	Total	Less than 1 year	1-2 years	2-3 years	3-4 years	4-5 years	More than 5 years
	'000	'000	'000	'000	'000	'000	'000
Petroleum prospecting and retention licenses	380,885	8,861	27,436	149,288	-	195,300	-
Secured and unsecured loans	131,775	131,775	-	-	-	-	-
Other non-current liabilities (note 16)	96,000	-	-	96,000	-	-	-
	608,660	140,636	27,436	245,288	-	195,300	-

The PPL and PRL amounts represent the Company’s commitments on these licenses as at December 31, 2015. On March 6, 2014, the Company’s applications for new PPLs were approved with PPL 474 replacing PPL 236, PPL 475 replacing PPL 237, and PPL 476 and PPL 477 replacing PPL 238 and included new license commitments. The new commitments require the Company to spend an additional $351.8 million over the remainder of their six-year terms.

Further, the terms of grant of PRL 39 requires the Company to spend $29.0 million on the license area by the end of 2018.

(b) Operating lease commitments – Company as lessee

The Company leases various commercial office properties, residential apartments, motor vehicles and office equipment under non-cancellable operating lease agreements. The remaining lease terms are between 1 and 4 years, and the majority of lease agreements are renewable at the end of the lease period at market rate.

The future aggregate minimum lease payments under non-cancellable operating leases are as follows:

	December 31,	December 31,	December 31,
	2015	2014	2013
	$	$	$
Not later than 1 year	5,014,371	4,026,169	15,512,578
Later than 1 year and not later than 5 years	3,616,837	1,640,762	9,715,551
Later than 5 years	-	-	2,445,040
Total	8,631,208	5,666,931	27,673,169

Lease payments for the year ended December 31, 2015 in the income statement amounted to $1,640,557. This amount also includes new leases and renewals of leases negotiated during the year 2015.

(c) Contingencies:

From time to time the Company is involved in various claims and litigation arising in the course of its business. While the outcome of these matters is uncertain and there can be no assurance that such matters will be resolved in the Company’s favor, the Company does not currently believe that the outcome of adverse decisions in any pending or threatened proceedings or any amount which it may be required to pay by reason thereof would have a material adverse impact on its financial position, results of operations or liquidity.

Consolidated Financial Statements  INTEROIL CORPORATION   49